Exhibit 99.1

ARACRUZ CELULOSE S.A.
AND SUBSIDIARIES
FINANCIAL INFORMATION AS OF DECEMBER 31,
2004 AND 2003, AND REPORT OF
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004


01.01 - IDENTIFICATION
 01 - CVM Code      02  - Name of Company                                     03 - Taxpayer No.
       00043-4      Aracruz Celulose S.A.                                     42.157.511/0001-61

04 - NIRE
 3200000


01.02 - ADDRESS OF HEAD OFFICES
01 - Complete Address                                                                         02 - District
Cam. Barra do Riacho, s/n - km 25                                                             Barra do Riacho

03 - Zip Code (CEP)      04 - City                                                              05 - State
  29.197-000           Aracruz                                                                  Espirito Santo

06 -Area Code            07          -     08 -    Telephone       09 -    Telephone            10 -    TeleX
                       Telephone
  027                     3270-2442      3270-2540               3270-2122
11 - AREA CODE         12 - FAX          13 - FAX                14 - FAX
   027                    3270-2590      3270-2170               3270-2001


01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01  - NAME
      Isac Roffe Zagury
02 - Complete Address                                                           03 - District
Rua Lauro Muller, 116 -  40 th Floor                                            Botafogo

04 - Zip Code (CEP)              05 - City                                                        06 - State
 22.290-160                     Rio de Janeiro                                                    Rio de Janeiro

07 - Area Code                  08           -    09 -  Telephone          10 -  Telephone       11 -  TeleX
                             Telephone
  021                           3820-8160             3820-8139                        -                          -

12 - Area Code                 13 - FAX NO.        14 - FAX NO.             15 - FAX NO.
  021                         2541-7947              3820-8202

16 - E-MAIL
  iz@aracruz.com.br


01.04 - ACCOUNTANT / REFERENCE
1 -EXERCISE                              2 - SOCIAL EXERCISE  DATE BEGINNING        3 - SOCIAL EXERCISE  DATE ENDING

1 -  CURRENT YEAR                                         01/01/2004                             12/31/2004

2 - LAST  YEAR                                            01/01/2003                             12/31/2003

3 - NEXT LAST YEAR                                        01/01/2002                             12/31/2002

4 - NAME / ACCOUNTANT CORPORATE NAME                                                5 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes.                                    00385-9

6 - NAME OF THE TECHINICAL RESPONSIBLE                       7 - CPF N(0)
Celso de Almeida Moraes                                      680.686.898-34


01.01 - IDENTIFICATION
 01 - CVM Code      02  - Name of Company                                     03 - TAxpayer No.
       00043-4      Aracruz Celulose S.A.                                     42.157.511/0001-61

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASUARY STOCK
        NUMBER OF SHARES                     1                             2                            3
           (MIL)                       12/31/2004                   12/31/2003                    12/31/2002
PAID-IN CAPITAL
   1 - COMMON                                     455,391                      455,391                       455,391
   2 -PREFERRED                                   577,163                      577,163                       577,163
   3 - TOTAL                                    1,032,554                    1,032,554                     1,032,554

IN TREASUARY
   4 - COMMON                                         483                          483                           483
   5 -PREFERRED                                     1,378                        1,378                         1,374
   6 - TOTAL                                        1,861                        1,861                         1,857


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004


01.06 - COMPANY FEATURE

1 - TYPE OF COMPANY
   Commercial,  Industrial &  Other  Types  Of   Business

2 - SITUATION
  In Operation

3 - ACTIVITY CODE
  104  -  Pulp Industry

4 - ACTIVITY OF THE COMAPNY
  Production Of Bleached Eucalyptus Pulp

5 -TYPE OF CONSOLIDATION
  Total


01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
         01 - ITEM           02 - TAXPAYER NO.                        03 - NAME


01.08 - PROVENTOS EM DINHEIRO
1 - ITEM     2 - EVENT   3 -         4 - PROVENTO  5 - PAYMENT  6 - TYPE STOCK    7 -  STOCK VALUE PROVENT
                         APPROVAL                  BEGAN



01.09 - DIRECTOR OF MARKET RELATIONS
01  - DATE                          02 - SIGNATURE
  01/11/2005                        /s/ Isac Roffe Zagury

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
--------------------------------------------------------------------------------

1 - CODE     2 - DESCRIPTION                               3 - DATE - 12/31/2004  4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
1            TOTAL ASSETS                                               8,104,932               7,905,897               6,444,482
1.1          CURRENT ASSETS                                             1,687,049               1,490,449               1,329,065
1.1.1        CASH AND CASH EQUIVALENTS                                      1,308                     494                     551
1.1.2        CREDITS                                                      428,103                 524,984                 331,841
1.1.2.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                    281,652                 471,061                 231,154
1.1.2.2      ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                    24,416                       0                       0
1.1.2.3      ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                    2,263                       0                       0
1.1.2.4      EMPLOYEES                                                      4,457                   3,811                   3,171
1.1.2.5      SUPPLIERS                                                      2,087                   2,621                     979
1.1.2.6      SUBSIDIARIES                                                       0                       5                      35
1.1.2.7      TAXES                                                        107,120                  37,268                  88,226
1.1.2.8      OTHERS                                                         6,108                  10,218                   8,276
1.1.3        INVENTORIES                                                  152,869                 135,228                 104,740
1.1.3.1      SUPPLIES                                                      85,486                  59,184                  53,192
1.1.3.2      RAW MATERIALS                                                 47,944                  45,328                  31,024
1.1.3.3      FINISHED GOODS                                                19,093                  27,373                  17,348
1.1.3.4      PRODUCTSD IN PROCESS                                               0                   3,131                   2,963
1.1.3.5      OTHERS                                                           346                     212                     213
1.1.4        OTHERS                                                     1,104,769                 829,743                 891,933
1.1.4.1      DEBT SECURITIES                                            1,093,905                 826,286                 877,867
1.1.4.2      FINANCIAL APPLICATION                                         10,573                   3,315                  13,482
1.1.4.3      PREPAID EXPENSES                                                 281                     132                     574
1.1.4.4      FIXED ASSETS AVAILABLE FOR SALE                                    0                       0                       0
1.1.4.5      OTHERS                                                            10                      10                      10
1.2          LONG-TERM ASSETS                                             200,894                 144,287                 279,110
1.2.1        CREDITS                                                      144,978                 101,717                 239,438
1.2.1.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS                                 0                  12,773                  18,099
1.2.1.2      SUPPLIERS                                                    129,285                  88,944                  53,470
1.2.1.3      TAXES                                                          8,247                       0                 167,869
1.2.1.4      OTHERS                                                         7,446                       0                       0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
--------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                          3 - DATE - 12/31/2004   4 - DATE - 12/31/2003  5 - DATE - 12/31/2002
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                      4,074                    534                      692
1.2.2.1     FROM AFFILIATES                                                0                      0                        0
1.2.2.2     FROM SUBSIDIARIES                                          4,074                    534                      692
1.2.2.3     OTHERS                                                         0                      0                        0
1.2.3       OTHERS                                                    51,842                 42,036                   38,980
1.2.3.1     DEBT SECURITIES                                            4,250                      0                        0
1.2.3.2     ESCROW DEPOSITS                                           46,025                 40,469                   37,412
1.2.3.3     OTHERS                                                     1,567                  1,567                    1,568
1.3         FIXED ASSETS                                           6,216,989              6,271,161                4,836,307
1.3.1       INVESTMENTS                                            1,319,712              2,742,707                1,369,619
1.3.1.1     IN AFFILIATES                                                  0                      0                        0
1.3.1.2     IN SUBSIDIARIES                                        1,316,912              2,742,437                1,369,349
1.3.1.3     OTHER COMPANIES                                            2,800                    270                      270
1.3.2       PROPERTY, PLANT AND EQUIPMENT                          4,381,839              3,516,928                3,451,926
1.3.2.1     LAND                                                     589,020                480,190                  410,993
1.3.2.2     BUILDINGS                                                464,013                411,334                  351,144
1.3.2.3     MACHINERY AND EQUIPMENT                                2,449,259              2,027,586                2,025,663
1.3.2.4     FORESTS                                                  674,805                525,683                  402,427
1.3.2.5     CONSTRUCTION IN PROGRESS                                  75,374                 19,066                  218,034
1.3.2.7     GOODS OF THE ADMINISTRATIVE SECTION AND                  129,368                 53,069                   43,665
            OTHER GOODS
1.3.3       DEFERRED CHARGES                                         515,438                 11,526                   14,762
1.3.3.1     INDUSTRIAL                                                 8,843                 11,422                   14,359
1.3.3.2     FORESTS                                                        0                      0                        0
1.3.3.3     ADMINISTRATIVE                                                 0                      0                        0
1.3.3.4     GOODWILL ARISING ON INCORPORATION OF                     506,595                      0                        0
            ENTITY
1.3.3.5     OTHERS                                                         0                    104                      403



1 - CODE      2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2             TOTAL LIABILITIES                                  8,104,932               7,905,897               6,444,482
2.1           CURRENT LIABILITIES                                  878,823               1,850,041               1,687,182
2.1.1         LOANS AND FINANCING                                  203,968                 893,661               1,162,862
2.1.2         DEBENTURES                                                 0                       0                       0
2.1.3         SUPPLIERS                                            117,188                 174,306                 135,763
2.1.4         TAXES                                                 96,895                  44,243                  10,013

                                       4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
--------------------------------------------------------------------------------

2.1.5         DIVIDENDS PAYABLE                                     27,692                   1,471                   1,016
2.1.6         PROVISIONS                                            35,760                  25,630                  21,719
2.1.6.1       VACATION AND 13th  SALARY                             17,192                  12,067                   9,687
2.1.6.2       PROFIT SHARING                                        18,568                  13,563                  12,032
2.1.7         LOANS FROM RELATED PARTIES                           246,898                 350,610                 108,446
2.1.7.1       ADVANCES FROM SUBSIDIAIES                            246,037                 349,991                 107,911
2.1.7.2       OTHERS                                                     0                       0                       0
2.1.7.3       OTHER DEBTS TO SUBSIDIARIES                              861                     619                     535
2.1.8         OTHERS                                               150,422                 360,120                 247,363
2.1.8.1       OTHERS                                                   422                     120                      32
2.1.8.2       PROPOSED DIVIDENDS                                   150,000                 360,000                 247,331
2.2           LONG-TERM LIABILITIES                              3,735,281               3,243,797               2,496,928
2.2.1         LOANS AND FINANCING                                1,356,791               1,071,706               1,055,010
2.2.2         DEBENTURES                                                 0                       0                       0
2.2.3         PROVISION                                            454,920                 325,665                 230,800
2.2.3.1       LABOR CONTINGENCIES                                   33,383                  17,278                  14,241
2.2.3.2       TAX CONTINGENCIES                                    312,199                 234,269                 216,559
2.2.3.3       OTHERS                                               109,338                  74,118                       0
2.2.4         LOANS FROM RELATED PARTIES                         1,829,324               1,733,520               1,130,656
2.2.4.1       ADVANCES FROM SUBSIDIARIES                         1,829,324               1,733,520               1,130,656
2.2.5         OTHERS                                                94,246                 112,906                  80,462
2.2.5.01      SUPPLIERS                                             36,069                  43,979                  71,065
2.2.5.02      OTHERS                                                58,177                  68,927                   9,397



1 - CODE     2 - DESCRIPTION                      3 - DATE - 12/31/2004   4 - DATE - 12/31/2003    5 - DATE - 12/31/2002
2.5          STOCKHOLDER'S EQUITY                               3,490,828                2,812,059              2,260,372
2.5.1        PAID-IN CAPITAL                                    1,854,507                1,854,507              1,854,507
2.5.1.1      COMMON STOCK                                         783,599                  783,599                783,599
2.5.1.2      PREFERRED STOCK                                    1,070,908                1,070,908              1,070,908
2.5.2        CAPITAL RESERVES                                     142,858                  100,931                      0
2.5.3        REVALUATION RESERVE                                        0                        0                      0
2.5.3.1      OWN ASSETS                                                 0                        0                      0
2.5.3.2      SUBSIDIARIES / AFFILIATES                                  0                        0                      0
2.5.4        REVENUE RESERVES                                   1,493,463                  856,621                405,865
2.5.4.1      LEGAL                                                222,260                  169,893                125,972
2.5.4.2      STATUTORY                                                  0                        0                      0
2.5.4.3      FOR CONTINGENCIES                                          0                        0                      0
2.5.4.4      UNREALIZED INCOME                                          0                        0                      0
2.5.4.5      FOR INVESTMENTS                                    1,279,353                  694,878                288,035


                                       5

2.5.4.6      SPECIAL FOR NON-DISTRIBUTED                                0                        0                      0
             DIVIDENDS
2.5.4.7      OTHER UNREALIZED INCOME                              (8,150)                  (8,150)                (8,142)
2.5.4.7.1    TREASURY STOCK                                       (8,150)                  (8,150)                (8,142)
2.5.5        RETAINED EARNINGS                                          0                        0                      0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE
LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                  42.157.511/0001-61
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                                3 - FROM :              4 - FROM :            5 - FROM :
                                                                           01/01/2004             01/01/2004            01/01/2002
                                                                               TO :                   TO :                  TO :
                                                                           12/31/2004             12/31/2003            12/31/2002

3.1         GROSS SALES AND SERVICES  REVENUE                                   2,693,259             2,754,777          1,694,857
3.2         SALES TAXES AND OTHER DEDUCTIONS                                     (39,606)              (10,323)            (7,480)
3.3         NET SALES REVENUE                                                   2,653,653             2,744,454          1,687,377
3.4         COST OF GOODS SOLD                                                (1,742,319)           (1,334,762)        (1,065,763)
3.5         GROSS PROFIT                                                          911,334             1,409,692            621,614
3.6         OPERATING (EXPENSES) INCOME                                            51,541              (36,321)          (614,304)
3.6.1       SELLING                                                              (48,520)              (31,724)           (25,357)
3.6.2       GENERAL AND ADMINISTRATIVE                                           (83,559)              (59,560)           (61,022)
3.6.3       FINANCIAL                                                           (216,670)               260,930          (938,936)
3.6.3.1     FINANCIAL INCOME                                                      117,024                87,723            338,841
3.6.3.2     FINANCIAL EXPENSES                                                  (333,694)               173,207        (1,277,777)
3.6.4       OTHER OPERATING INCOME                                                 29,283                 8,968              1,665
3.6.5       OTHER OPERATING EXPENSES                                            (136,754)             (114,477)          (187,238)
3.6.5.1     PROVISION FOR LOSS TAX  CREDIT                                       (66,725)              (70,346)          (170,536)
3.6.5.2     OTHER                                                                (70,029)              (44,131)           (16,702)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                507,761             (100,458)            596,584
3.7         OPERATING INCOME (LOSS)                                               962,875             1,373,371              7,310
3.8         NON-OPERATING (EXPENSES)  INCOME                                        6,108              (27,308)            (5,803)
3.8.1       INCOME                                                                 52,179                 2,460              3,896
3.8.2       EXPENSES                                                             (46,071)              (29,768)            (9,699)
3.9         INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION         968,983             1,346,063              1,507
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                  (146,922)             (385,160)             63,191
3.11        DEFERRED INCOME TAX ES                                               (35,219)              (82,470)            (4,182)
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                         0                     0                  0
3.12.1      REMUNERATION                                                                0                     0                  0
3.12.2      APPROPRIATIONS                                                              0                     0                  0
3.13        REVERSION OF INTERESTS ON OWN CAPITAL                                 258,500                     0                  0
3.15        NET INCOME (LOSS) FOR THE PERIOD                                    1,045,342               878,433             60,516

            CAPITAL STOCK-QUANTITY (THOUSANDS)                                  1,030,693             1,030,693          1,030,697
            EARNINGS PER SHARE                                                    1,01421               0,85227            0,05871
            LOSS PER SHARE                                                              -                     -                  -

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE
LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                  42.157.511/0001-61
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2004  TO 12/31/2004 - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                                3 - FROM :              4 - FROM :            5 - FROM :
                                                                           01/01/2004             01/01/2004            01/01/2002
                                                                               TO :                   TO :                  TO :
                                                                           12/31/2004             12/31/2003            12/31/2002

4.1             SOURCES OF FUNDS                                                2,729,840             3,949,125          1,790,857
4.1.1           FROM OPERATIONS                                                   989,101             1,294,096            754,929
4.1.1.1         INCOME (LOSS) FOR THE PERIOD                                    1,045,342               878,433             60,516
4.1.1.2         ITEMS NOT AFFECTING WORKING CAPITAL                              (56,241)               415,663            694,413
4.1.2           FROM STOCKHOLDERS                                                       0                     0                  0
4.1.3           FROM OTHERS                                                     1,740,739             2,655,029          1,035,928
4.1.3.1         CONTRIBUTIONS FOR CAPITAL RESERVES                                      0                     0                  0
4.1.3.2         REDUCTION IN LONG TERM ASSETS                                      43,894               106,712             88,051
4.1.3.3         INCREASE IN LONG TERM LIABILITIES                               1,083,079             1,869,256            898,352
4.1.3.4         TRANSFER OF PERMANENT AND RLP TO CURRENT ASSETS                    46,065               208,811             49,525
4.1.3.5         DIVIDENDS RECEIVED FROM SUBSIDIARY                                494,477                     0                  0
4.1.3.6         REDUCTION IN INVESTIMENT FROM SUBSIDIARY                           73,224               470,250                  0
4.2             APPLICATION OF FUNDS                                            1,562,022             3,950,600          2,287,264
4.2.1           DIVIDENDS                                                         408,500               427,669            247,331
4.2.2           INCREASE IN LONG TERM ASSETS                                      113,608                89,942             59,626
4.2.3           INCREASE IN PERMANENT ASSETS                                      475,983             2,320,820            751,157
4.2.4           REDUCTION IN LONG TERM LIABILITIES                                563,931             1,112,161          1,221,207
4.2.5           SHARE BUY-BACK                                                          0                     8              7,943
4.3             INCREASE (DECREASE) IN WORKING CAPITAL                          1,167,818                (1,475 )         (496,407 )
4.4             CHANGE IN CURRENT ASSERS                                          196,600               161,384             14,768
4.4.1           CURRENT ASSETS, BEGINNING OF YEAR                               1,490,449             1,329,065          1,314,297
4.4.2           CURRENT ASSETS, END OF YEAR                                     1,687,049             1,490,449          1,329,065
4.5             CHANGE IN CURRENT LIABILITIES                                   (971,218)               162,859            511,175
4.5.1           CURRENT LIABILITIES, BEGINNING OF YEAR                          1,850,041             1,687,182          1,176,007
4.5.2           CURRENT LIABILITIES, END OF YEAR                                  878,823             1,850,041          1,687,182

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE
LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                  42.157.511/0001-61
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2004  TO 12/31/2004 - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------------

1 - CODE     2 - DESCRIPTION                3- CAPITAL 4 - CAPITAL   5 - REVALUATION 6 - REVENUE     7 - RETAINED  8 - STOCKHOLDERS'
                                                           RESERVES      RESERVES        RESERVES        RESERVES       EQUITY

5.1          BALANCE, BEGINNING OF YEAR       1,854,507    100,931                        856,621                        2,812,059
5.2          PRIOR-YEAR ADJUSTMENTS
5.3          CAPITAL INCREASE / REDUCTION
5.4          REALIZATION OF RESERVES
5.5          TREASURY STOCK
5.6          INCOME / LOSS FOR THE YEAR                                                                1,045,342         1,045,342
5.7          APPROPRIATIONS                                 41,927                        636,842    (1,045,342)         (366,573)
5.7.1        ESTABLISHMENT OF RESERVES                      41,927                        636,842      (636,842)            41,927
5.7.2        COMPLEMENT OF DIVIDENDS
5.7.3        PROPOSED DIVIDENDS                                                                        (150,000)         (150,000)
5.7.4        INTERESTS ON OWN CAPITAL                                                                  (258,500)         (258,500)
5.8          OTHERS
5.9          BALANCE, END OF THE YEAR         1,854,507    142,858                      1,493,463                        3,490,828

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE
LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                  42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2003  TO 12/31/2003 - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                 3- CAPITAL  4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED 8 - STOCKHOLDERS'
                                                             RESERVES      RESERVES        RESERVES      RESERVES      EQUITY

5.1          BALANCE, BEGINNING OF YEAR       1,854,507                                   405,865                        2,260,372
5.2          PRIOR-YEAR ADJUSTMENTS
5.3          CAPITAL INCREASE / REDUCTION
5.4          REALIZATION OF RESERVES
5.5          TREASURY STOCK                                                                   (8)                              (8)
5.6          INCOME / LOSS FOR THE YEAR                                                                878,433             878,433
5.7          APPROPRIATIONS                                 100,931                       450,764    (878,433)           (326,738)
5.7.1        ESTABLISHMENT OF RESERVES                      100,931                       518,433    (518,433)             100,931
5.7.2        COMPLEMENT OF DIVIDENDS                                                     (67,669)                         (67,669)
             DIVIDENDS                                                                               (360,000)           (360,000)
5.8          OTHERS
5.9          BALANCE, END OF THE YEAR         1,854,507     100,931                       856,621                        2,812,059

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE
LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                  42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
05.03 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2002 TO 12/31/2002 - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------

1 - CODE     2 - DESCRIPTION                 3- CAPITAL  4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED 8 - STOCKHOLDERS'
                                                             RESERVES      RESERVES        RESERVES      RESERVES      EQUITY

5.1          BALANCE, BEGINNING OF YEAR       1,854,507             -             -           600,623            -     2,455,130
5.2          PRIOR-YEAR ADJUSTMENTS                   -             -             -                 -            -             -
5.3          CAPITAL INCREASE / REDUCTION             -             -             -                 -            -             -
5.4          REALIZATION OF RESERVES                  -             -             -                 -            -             -
5.4.1        REVERSAL                                 -             -             -                 -            -             -
5.4.2        REALIZATION                              -             -             -                 -            -             -
5.5          TREASURY STOCK                           -             -             -                 -            -             -
5.6          INCOME / LOSS FOR THE YEAR                                                                     60,516        60,516
5.7          APPROPRIATIONS                                                                 (186,815)     (60,516)     (247,331)
5.7.1        ESTABLISHMENT OF RESERVES                                                          3,026      (3,026)
5.7.2        DIVIDENDS                                                                      (189,841)     (57,490)     (247,331)
5.8          OTHERS                                                                           (7,943)                    (7,943)
5.08.01      ACQUISITION OF TREASURY STOCK                                                    (7,943)     (83,942)      (91,885)
5.08.02      CANCELLATION OF TREASURY STOCK                                                                 83,942        83,942
5.9          BALANCE, END OF THE YEAR         1,854,507                                       405,865                  2,260,372

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                             3 - DATE - 12/31/2004      4 - DATE - 12/31/2003   5 - DATE - 12/31/2002

1             TOTAL ASSETS                                              8,874,237               8,002,334              5,932,899
1.1           CURRENT ASSETS                                            2,293,688               2,172,403              1,809,229
1.1.1         CASH AND CASH EQUIVALENTS                                    90,193                  78,989                 29,292
1.1.2         CREDITS                                                     700,865                 758,247                622,254
1.1.2.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                   509,410                 581,824                452,726
1.1.2.2       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                   24,416                       0                      0
1.1.2.3       ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED                      254                       0                      0
              WOOD
1.1.2.4       ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                   5,209                       0                 18,099
1.1.2.5       EMPLOYEES                                                     4,678                   4,869                  3,327
1.1.2.6       SUPPLIERS                                                     9,451                  16,480                  2,974
1.1.2.7       TAXES                                                       137,776                 100,505                123,721
1.1.2.8       OTHERS                                                        9,671                  54,569                 21,407
1.1.3         INVENTORIES                                                 314,219                 332,736                202,941
1.1.3.1       SUPPLIES                                                     86,987                  73,910                 55,337
1.1.3.2       RAW MATERIALS                                                52,014                  72,666                 36,022
1.1.3.3       FINISHED GOODS                                              174,619                 174,514                102,727
1.1.3.4       PRODUCTSD IN PROCESS                                              0                  11,077                  8,467
1.1.3.5       OTHERS                                                          599                     569                    388
1.1.4         OTHERS                                                    1,188,411               1,002,431                954,742
1.1.4.1       DEBT SECURITIES                                           1,093,905                 826,286                877,867
1.1.4.2.      FINANCIAL APPLICATION                                        84,931                 169,498                 73,045
1.1.4.3       PREPAID EXPENSES                                              9,565                   6,637                  3,820
1.1.4.4       FIXED ASSETS AVAILABLE FOR SALE                                   0                       0                      0
1.1.4.5       RETENTIONS ON FINANCING CONTRACTS                                 0                       0                      0
1.1.4.6       OTHERS                                                           10                      10                     10

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                             3 - DATE - 12/31/2004      4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
1.2           LONG-TERM ASSETS                                         242,901                 161,656                  281,967
1.2.1         CREDITS                                                  173,981                  93,493                  234,345
1.2.1.1       SUPPLIERS                                                138,927                  88,944                   53,470
1.2.1.2       TAXES                                                     20,362                   4,549                  180,875
1.2.1.3       CUSTOMER                                                  14,692                       0                        0
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                      2,961                       0                        0
1.2.2.1       FROM AFFILIATES                                                0                       0                        0
1.2.2.2       FROM SUBSIDIARIES                                          2,961                       0                        0
1.2.2.3       OTHERS                                                         0                       0                        0
1.2.3         OTHERS                                                    65,959                  68,163                   47,622
1.2.3.1       DEBT SECURITIES                                            4,250                       0                        0
1.2.3.2       ESCROW DEPOSITS                                           49,212                  41,616                   37,535
1.2.3.3       RETENTIONS ON FINANCING CONTRACTS                              0                       0                        0
1.2.3.4       OTHERS                                                    12,497                  26,547                   10,087
1.3           FIXED ASSETS                                           6,337,648               5,668,275                3,841,703
1.3.1         INVESTMENTS                                               27,512                 848,765                   13,312
1.3.1.1       IN AFFILIATES                                                  0                       0                        0
1.3.1.2       IN SUBSIDIARIES                                           24,692                 848,351                   13,022
1.3.1.3       OTHER COMPANIES                                            2,820                     414                      290
1.3.2         PROPERTY, PLANT AND EQUIPMENT                          5,722,751               4,724,365                3,734,118
1.3.2.1       LAND                                                     729,663                 653,800                  533,839
1.3.2.2       BUILDINGS                                                502,546                 476,127                  408,776
1.3.2.3       MACHINERY AND EQUIPMENT                                2,458,059               2,577,608                2,061,790
1.3.2.4       FORESTS                                                  779,953                 708,390                  460,069
1.3.2.5       CONSTRUCTION IN PROGRESS                               1,115,663                 245,504                  221,340
1.3.2.6       GOODS OF THE ADMINISTRATIVE SECTION AND                  136,867                  62,936                   48,304
              OTHER GOODS



1 - CODE      2 - DESCRIPTION                          3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
1.3.3         DEFERRED CHARGES                                         587,385                  95,145                   94,273
1.3.3.1       INDUSTRIAL                                                 8,843                  11,422                   14,358
1.3.3.2       FORESTS                                                        0                       0                        0
1.3.3.3       ADMINISTRATIVE                                                 0                       0                        0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                             3 - DATE - 12/31/2004      4 - DATE - 12/31/2003   5 - DATE - 12/31/2002

1.3.3.4       GOODWILL ARISING ON ACQUISITION OF                       506,595                       0                        0
              ENTITIES
1.3.3.5       OTHERS                                                    71,947                  83,723                   79,915

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                        3 - DATE - 12/31/2004      4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2             TOTAL LIABILITIES                                  8,874,237               8,002,334              5,932,899
2.1           CURRENT LIABILITIES                                  989,836               1,893,238              1,146,247
2.1.1         LOANS AND FINANCING                                  433,612               1,164,129                692,950
2.1.2         DEBENTURES                                                 0                       0                      0
2.1.3         SUPPLIERS                                            215,672                 242,413                166,717
2.1.4         TAXES                                                119,534                  87,508                 14,542
2.1.5         DIVIDENDS PAYABLE                                     27,692                   1,471                  1,016
2.1.6         PROVISIONS                                            40,363                  34,659                 23,093
2.1.6.1       VACATION AND 13th  SALARY                             18,829                  16,805                 10,912
2.1.6.2       PROFIT SHARING                                        21,534                  17,854                 12,181
2.1.7         LOANS FROM RELATED PARTIES                                 0                       0                      0
2.1.8         OTHERS                                               152,963                 363,058                247,929
2.1.8.1       PROPOSED DIVIDENDS                                   150,000                 360,000                247,331
2.1.8.2       OTHERS                                                 2,963                   3,058                    598
2.2           LONG-TERM LIABILITIES                              4,443,562               3,370,193              2,591,335
2.2.1         LOANS AND FINANCING                                3,894,672               2,918,482              2,278,987
2.2.2         DEBENTURES                                                 0                       0                      0
2.2.3         PROVISIONS                                           454,614                 338,745                231,856
2.2.3.1       LABOR CONTINGENCIES                                   34,883                  38,528                 15,091
2.2.3.2       TAX CONTINGENCIES                                    318,118                 234,502                216,765
2.2.3.3       GOODWILL ARISING ON ACQUISITION OF                   101,613                  65,715                      0
              ENTITIES
2.2.4         LOANS FROM RELATED PARTIES                                 0                       0                      0
2.2.5         OTHERS                                                94,276                 112,966                 80,492
2.2.5.1       SUPPLIERS                                             36,069                  43,979                 71,065
2.2.5.2       OTHERS                                                58,207                  68,987                  9,427
2.3           DEFERRED INCOME                                            0                       0                      0
2.4           MINORITY INTEREST                                        779                     767                    669



1 - CODE      2 - DESCRIPTION                       3 - DATE - 12/31/2004   4 - DATE - 12/31/2003   5 - DATE - 12/31/2002
2.5           STOCKHOLDER'S EQUITY                                3,440,060               2,738,136               2,194,648
2.5.1         PAID-IN CAPITAL                                     1,854,507               1,854,507               1,854,507
2.5.1.1       COMMON STOCK                                          783,599                 783,599                 783,599
2.5.1.2       PREFERRED STOCK                                     1,070,908               1,070,908               1,070,908
2.5.2         CAPITAL RESERVES                                      142,858                 100,931                       0
2.5.3         REVALUATION RESERVE                                         0                       0                       0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                             3 - DATE - 12/31/2004      4 - DATE - 12/31/2003   5 - DATE - 12/31/2002

2.5.3.1       OWN ASSETS                                                  0                       0                       0
2.5.3.2       SUBSIDIARIES / AFFILIATES                                   0                       0                       0
2.5.4         REVENUE RESERVES                                    1,493,463                 856,621                 405,865
2.5.4.1       LEGAL                                                 222,260                 169,893                 125,972
2.5.4.2       STATUTORY                                                   0                       0                       0
2.5.4.3       FOR CONTINGENCIES                                           0                       0                       0
2.5.4.4       UNREALIZED INCOME                                           0                       0                       0
2.5.4.5       FOR INVESTMENTS                                     1,279,353                 694,878                 288,035
2.5.4.6       SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                       0                       0                       0
2.5.4.7       OTHER UNREALIZED INCOME                               (8,150)                 (8,150)                 (8,142)
2.5.4.7.1     TREASURY STOCK                                        (8,150)                 (8,150)                 (8,142)
2.5.5         RETAINED EARNINGS                                    (50,768)                 (73,923                (65,724)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE
LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                  42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
  1 - CODE     2 - DESCRIPTION                                                      3 - FROM :           4 - FROM :       5 - FROM :
                                                                                  01/01/2004           01/01/2003       01/01/2002
                                                                                          TO :                 TO :             TO :
                                                                                  12/31/2004           12/31/2003       2/31/2002

  3.1          GROSS SALES AND SERVICES  REVENUE                                  3,866,495             3,356,563         2,183,124
  3.2          SALES TAXES AND OTHER DEDUCTIONS                                    (455,327)             (290,353)         (149,482)
  3.3          NET SALES REVENUE                                                  3,411,168             3,066,210         2,033,642
  3.4          COST OF GOODS SOLD                                                (1,799,112)           (1,489,404)       (1,060,586)
  3.5          GROSS PROFIT                                                       1,612,056             1,576,806           973,056
  3.6          OPERATING (EXPENSES) INCOME                                         (596,736)             (173,725)       (1,049,698)
  3.6.1        SELLING                                                             (174,868)             (153,438)          (95,963)
  3.6.2        GENERAL AND ADMINISTRATIVE                                          (105,512)              (79,487)          (70,948)
  3.6.3        FINANCIAL                                                           (196,078)              182,273          (685,392)
  3.6.3.1      FINANCIAL INCOME                                                     146,682                21,683           410,048
  3.6.3.2      FINANCIAL EXPENSES                                                  (342,760)              160,590        (1,095,440)
  3.6.4        OTHER OPERATING INCOME                                                30,094                27,376             3,618
  3.6.5        OTHER OPERATING EXPENSES                                            (150,299)             (150,449)         (201,013)
  3.6.5.1      TAX LOSSES PROVISION                                                (83,574)               (70,346)         (170,536)
  3.6.5.2      OTHER                                                               (66,725)               (80,103)          (30,477)
  3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                                   (73)                    0                 0
  3.7          OPERATING INCOME (LOSS)                                            1,015,320             1,403,081           (76,642)
  3.8          NON-OPERATING (EXPENSES)  INCOME                                       6,016               (28,728)           (5,502)
  3.8.1        INCOME                                                                52,102                 2,739             4,195
  3.8.2        EXPENSES                                                             (46,086)              (31,467)           (9,697)
  3.9          INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION      1,021,336             1,374,353           (82,144)
  3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                  (163,501)             (424,582)           63,108
  3.11         DEFERRED INCOME TAX ES                                               (47,826)              (79,438)           31,168
  3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                        0                     0                 0
  3.12.1       PARTICIPATIONS                                                             0                     0                 0
  3.12.2       REMUNERATION                                                               0                     0                 0
  3.13         REVERSION OF INTERESTS ON OWN CAPITAL                                258,500                     0                 0
  3.14         MINORITY INTEREST                                                        (12)                  (98)              (22)
  3.15         NET INCOME (LOSS) FOR THE PERIOD                                   1,068,497               870,235            12,110

               CAPITAL STOCK-QUANTITY (THOUSANDS)                                 1,030,693             1,030,693         1,030,697
               EARNINGS PER SHARE                                                   1,03668               0,84432           0,01175
               LOSS PER SHARE                                                             -                     -                 -

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP       CORPORATE
LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS       BASE PERIOD - 12/31/2004

--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES                  42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------------------------
  1 - CODE     2 - DESCRIPTION                                                      3 - FROM :           4 - FROM :     5 - FROM :
                                                                                  01/01/2004           01/01/2003      01/01/2002
                                                                                          TO :                 TO :          TO :
                                                                                  12/31/2004           12/31/2003       2/31/2002

4.1               SOURCES OF FUNDS                                                  3,224,304          3,552,210       2,185,372
4.1.1             FROM OPERATIONS                                                   1,475,433          1,285,067       1,205,953
4.1.1.1           INCOME (LOSS) FOR THE PERIOD                                      1,068,497            870,235          12,110
4.1.1.2           ITEMS NOT AFFECTING WORKING CAPITAL                                 406,936            414,832       1,193,843
4.1.2             FROM STOCKHOLDERS                                                         0                  0               0
4.1.3             FROM OTHERS                                                       1,748,871          2,267,143         979,419
4.1.3.1           CONTRIBUTIONS FOR CAPITAL RESERVES                                        0                  0               0
4.1.3.2           REDUCTION IN LONG TERM ASSETS                                        41,457             97,104               0
4.1.3.3           INCREASE IN LONG TERM LIABILITIES                                 1,658,938          1,847,107         928,056
4.1.3.4           TRANSFER OF PERMANENT TO CURRENT ASSETS                              48,476            215,743          51,363
4.1.3.5           NET CURRENT CAPITAL FROM SUBSIDIARIES                                     0            107,189               0
4.2               APPLICATION OF FUNDS                                              2,199,617          3,917,928       1,825,746
4.2.1             DIVIDENDS                                                           408,500            427,669         247,322
4.2.2             INCREASE IN LONG TERM ASSETS                                        120,443             90,262          59,707
4.2.3             INCREASE IN PERMANENT ASSETS                                      1,151,404          2,285,930         743,500
4.2.4             REDUCTION IN LONG TERM LIABILITIES                                  519,270          1,114,059         767,274
4.2.5             SHARE BUY-BACK                                                            0                  8           7,943
4.3               INCREASE (DECREASE) IN WORKING CAPITAL                            1,024,687          (365,718)         359,626
4.4               CHANGE IN CURRENT ASSERS                                            121,285            381,273         321,974
4.4.1             CURRENT ASSETS, BEGINNING OF YEAR                                 2,172,403          1,791,130       1,469,156
4.4.2             CURRENT ASSETS, END OF YEAR                                       2,293,688          2,172,403       1,791,130
4.5               CHANGE IN CURRENT LIABILITIES                                     (903,402)            746,991        (37,652)
4.5.1             CURRENT LIABILITIES, BEGINNING OF YEAR                            1,893,238          1,146,247       1,183,899
4.5.2             CURRENT LIABILITIES, END OF YEAR                                    989,836          1,893,238       1,146,247

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN
PORTUGUESE)

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholders' of
Aracruz Celulose S.A.
Aracruz - ES


1 We have audited the accompanying individual (Company) and consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries as of December 31, 2004 and the related statements of income, changes in stockholders' equity (Company) and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work taking into consideration the significance of the balances, volume of transactions and the accounting and internal control systems of the company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and subsidiaries at December 31, 2004 and the results of its operations, the changes in stockholders equity and the changes in its financial position for the year then ended, in conformity with Brazilian accounting practices.

4 Our audit was conducted for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flow and of value added provide supplemental information about the Company and are not a required part of the basic financial statements. The statement of cash flows and of value added were subjected to the auditing procedures described in the second paragraph and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

5 The financial statements of the Company and the supplementary statements of cash flow and of value added for the year ended December 31, 2003, presented for comparative purposes, were examined by other independent auditors, whose report, dated January 12, 2004, expressed an unqualified opinion on those statements and included an explanatory paragraph that described a matter regarding the utilization of a fiscal benefit granted by the Northeast Development Agency (Agencia de Desenvolvimento do Nordeste "ADENE"), discussed in Note 19 to the financial statements.

6 The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.


Rio de Janeiro, January 11, 2005

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Original signed by:

DELOITTE TOUCHE TOHMATSU                               Celso de Almeida
Moraes
Independent Auditors                                   Accountant
CRC - SP 011.609/O-S-ES                                CRC-SP 124.669/O- S-ES

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COMPANY'S PROFILE

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp. The company is responsible for 28% of the global supply of the product, designated to manufacture high value added goods such as tissue, printing and writing, and specialty papers.

Their forest operations reach the States of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul, with approximately 252 thousand hectares of eucalyptus plantings, inserted with about 133 thousand hectares of native reservations, which are fundamental to assure the balance of the ecosystem.

The Company stimulates the eucalyptus planting for third parties through the Forestry Producer Program, which includes about 71 thousand hectares, contracted with more than 3 thousand rural producers in the States of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul.

The nominal production capacity of cellulose of Aracruz, totaling 2,4 million annual tons, is distributed by two industrial units: Barra do Riacho (ES) and Guaiba (RS).

In the State of Espirito Santo, Aracruz operates an industrial complex of cellulose totally integrated into the plantings and to a specialized private port, Portocel, through which almost all the production of the Company is exported. The unity of Barra do Riacho gathers three factories with total nominal annual capacity of 2 million tons of cellulose. The environmental control of the factories is assured by modern systems of treatment of emissions, effluents and solid residues.

In the Guaiba unity, located in the municipal district of Guaiba (RS), Aracruz operates a factory with nominal capacity to produce 400 thousand tons per year of whitened cellulose of eucalyptus, of high technology, equally advanced endowed resources of environmental protection.

A third industrial complex - Veracel Celulose - is being constructed in the municipal district of Eunapolis, in the south of Bahia, in partnership with Stora Enso (each one with 50% of the stock control). With entrance in operation foreseen for 2005, Veracel will have nominal capacity of 900 thousand annual tons of whitened cellulose of eucalyptus.

In association with the group Weyerhaeuser of the USA, Aracruz holds 1/3 of Aracruz Produtos de Madeira S.A., an industrial unit of high technology located in the extreme-south of Bahia, which supplies solid products of wood of high quality of eucalyptus plantings, destined to furniture and design of interiors industries, from Brazil and the exterior.

Aracruz commitment with the maintainable development is reflected in the practices of handling the eucalyptus plantings and in the preservation of the natural ecosystems. The environmental practices adopted in the factories are also object of continuous development processes.

The social responsibility of Aracruz is reflected, among other aspects, for the significant program of social action developed with the located communities in the areas which the Company operates.

The stock control of Aracruz is exercised by the groups Safra, Lorentzen and Votorantim (28% of the voting capital each) and for the National Bank of Economical and Social Development - BNDES (12.5%). The


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preferred stocks of the Company, amounting on 56% of the total capital, are negotiated in the stocks exchange of Sao Paulo, New York and Madrid.

EXECUTIVE SUMMARY

VALUE CRIATION

STRATEGIC VIEW

In 2004 we moved on in our strategy of allying the maintainable growth to the continuous search for the operational excellence. The strategic objective of Aracruz is to enlarge its participation in the global market of cellulose of short fiber in the next years, and to maintain itself among the companies with lower cost of production of the sector in the world, adding value for the shareholders and to other parties interested in the enterprise.

The major initiatives undertaken between 2000 and 2004 project an increase in the participation of Aracruz in the world market of cellulose of short fiber of eucalyptus - in which holds leadership position - to 32% in 2006, against 28% in 2004.

Those same initiatives contributed to increase 256% the value of the preferred stocks of the Company. The market value of Aracruz, based in the quotation of the PNB stocks, grew from R$ 3 billion to R$ 10,4 billion between December 31, 2000 and December 31, 2004, considered in this calculation the reduction of the stockholders base resulting from the repurchases of stocks by the Company.

                               [GRAPHIC OMITTED]
                            Stock Price Performance


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At the end of 2004, the total value of Aracruz, added the market value of its stockholders equity and its indebtedness, was of R$ 13,5 billion.

The following graphic displays the evolution in the cellulose production of the Company from the beginning of its industrial operations and the events that are contributing to this evolution.

                               [GRAPHIC OMITTED]
                            Pulp Production Volume -

CORPORATIVE GOVERNANCE

Guide the corporative governance of Aracruz the principals of transparency, maintainable growth, independence of the administration, high quality of the technical and management employees and accountable presentation.

The performance in 2004 was due mainly through the advice committees to the administration of the Company, in line with the best practices of corporative governance.

In 2003, an independent auditor's evaluation as for the adaptation degree of Aracruz to the Sarbanes-Oxley Law (SOX) - promulgated in 2002 and applicable to foreign companies listed in the New York Stock Exchange and also advisable to the companies with Level 1 of Corporative Governance in Bovespa - verified that the Company already assists in almost all of the requirements to the established demands. The level of adaptation of Aracruz was classified as reliable.

During 2004, were initiated actions seeking to assist to the demands of SOX, that will be in force starting from 2005, among the ones which the certification, by the external auditors, of the effectiveness of the internal controls issued by the administration of the Company.

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FORESTRY PRODUCTIVITY

In continuity to the program of improvement of our forest base, we accomplished in 2004 the planting of new eucalyptus clones, which presented larger productivity potential of cellulose by hectare and wood quality more appropriate to our customers' demands. The performance of those clones was monitored during the year, and those with better adaptation to the environmental conditions of Aracruz will be used in wide scale already starting from 2005.

We moved on in the aspects of forestry sustainability, especially in what refers to the best use of the water and nutrients, soils conservation and maintenance of the biodiversity. More details will be presented in the Social and Environmental Report of the Company.

SYNERGY AND PRODUCTIVITY IN GUAIBA

The year was marked by the consolidation of the process of acquisition of the unity of Guaiba, in Rio Grande do Sul, where we obtained new synergy gains in the commercial, financial and operational areas. Besides the reduction of the expenses originated by the sales area and through a restructuring of the logistical chain, other synergies were obtained in the insurance, purchase and administrative areas.

The project of industrial optimization of Guaiba unity, an investment of R$ 100 million which will propitiate production increase, costs reduction and larger adaptation of the product to the customers' demands, approved in the second semester of the year, it should provide won additional gains of productivity and value generation in the order of R$ 55 million (liquid present value).

VERACEL

The Veracel factory, unit of 900 thousand annual tons of whitened cellulose that it is being raised in Eunapolis, south of Bahia, is in final phase of construction. At the end of 2004, the general progress of the work was about 90%, with the building site stages practically ended.

The electromechanically assemblies are the about 70% of its finalization, with most part of the equipments already in their respective places. The works in the next months will concentrate in the piping, electric and automation areas.

Considering that all the production of Veracel should be drained by Portocel - private port terminal located in Barra do Riacho, in north of Espirito Santo - , it has already been started the construction of barges which will transport to this terminal the cellulose originating from the port of Belmonte, in the south of Bahia.

Although several materials and equipments are originating from several countries like Finland, Sweden, Argentina, USA, Canada, China, Poland, Germany and Austria, the total of the enterprise presented an index of nationalization of 65%, understanding works, equipments, materials and services.

Besides the shareholders' capital, the resources to finance the enterprise came from the National Bank of the Economical and Social Development (BNDES), European Bank of Investment (EIB) and Nordic Bank of Investment (NIB).

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The period of conclusion maintains inside of the original schedule, with forecast of cellulose production of with commercial standard starting from the middle of 2005.

Veracel is a joint venture, of jointly-control, in which the partners Aracruz and Stora Enso holds 50% of participation each one.

The Swedish Finnish group Stora Enso is one of the largest of the world in the forestry area. With capacity to produce 15,7 million tons of paper per year and 7,4 million cubic meters of wood products and billing of 12,2 billion euros in 2003, have about 44 thousand employees in more than 40 countries.

THE GLOBAL SCENERY

The demand for market cellulose all over the world grew about 5% in 2004, above the annual medium tendency historical of 3%.

The more favorable economical scenery, the strong growth in the demand for papers of to print and to write and the increase in the production of sanitary papers were the main factors that contributed for that better performance of the global demand. The general level of paper inventories relatively balanced and the increase in the use of the installed capacity (92%), above the landing registered in 2003 (88%), these were also positive factors.

China continued to be the market that registered the largest taxes of demand growth for cellulose, followed by Japan and Europe, which still maintained its distinction position, representing about 45% of the global market.

This favorable conjuncture resulted in an elevation of the landing prices of the cellulose. The general average of the prices of the eucalyptus cellulose was of US$ 531/t (list price), about of US$ 20/t above the average of 2003.

The expectation of elevation of the cellulose supply (still below the historical medium tendency), associated to a continuous growth in the demand, should establish a better balance between supply and demand in 2005.

RESULTS OF 2004

Aracruz registered a consolidated net income of R$ 1,068.5 million in 2004, compared to the income of R$ 870,2 million in 2003, accordingly to the Brazilian statutory legislation.

The better result was due to the largest sales volume and the payment of interest on stockholders capital, which contributed to the reduction of income tax and social contribution on the income, partially compensated by the smallest sale price in Real.

The major variations in the result compared of the two exercises were the following:

                                                                                           R$ MILLION

Smaller sale price of cellulose                                                                (121,4)
Higher sale volume of cellulose                                                                 218,1


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Price effect in the costs                                                                       (77,7)
Decrease of the net financial income, including monetary and exchange variations               (119,9)
Smaller income tax and social contribution provision                                            292,7
Other                                                                                            6,5

The medium price list of cellulose in 2004 was of R$ 1,553/t, compared to R$ 1,561/t in the prior year, and its increase in dollars (US$531/t - 2004; US$ 510/t - 2003) was annulled by the effect of the devaluation of the north-American currency.

The net operational income was of R$ 3,411.2 million, R$ 345,0 million higher than 2003, in function mainly of the highest volume of cellulose sales (R$ 417,6 million) and for the paper sale (R$ 51,9 million), due to the acquisition of Guaiba's unity in July, 2003, compensated by the smaller price of the cellulose (R$ 121,4 million).

The cost of cellulose, paper and sawed wood sold reached R$ 1,799.1 million in 2004, compared to R$ 1,489.4 million in the prior year.

The sale cost of cellulose was of R$ 1,702.0 million (R$ 695/t), compared to R$ 1,424.8 million (R$ 663/t) in 2003. The production cost by ton was of R$ 583/t, compared to R$ 568/t in 2003, impacted for R$ 24/t of higher operational costs and R$ 3/t of exchange effect, compensated by R$ 12/t of smaller fixed costs, in function of the highest volume produced.

The operational expenses, before the financial incomes and expenses and of the exchange variations, totaled R$ 400,6 million, compared to R$ 356,0 million in 2003, due mainly to R$ 21,4 million of larger distribution expenses and sales (R$ 40,3 million in function of the largest volume sold, compensated by R$ 18,9 million of smaller expenses in the consolidation of Veracel) and R$ 26,0 million of higher administrative expenses (mainly R$ 7,4 million of personnel expenses, R$ 12,0 million with services and R$ 3,7 million of expenses in the consolidation of Veracel).

The net financial incomes, including monetary and exchange variations, totaled R$ 62,4 million, compared to R$ 182,3 million in the prior year. The difference reflects mainly the valorization of Real on assets and liabilities denominated in dollars (smaller income in R$ 17,2 million, as shown in the table below), R$ 86,3 million of higher charges on the net debt, and smaller income of R$ 23, 5 million of Selic interest on fiscal contingencies (R$ 11,9 million).

R$ MILLION                                          DEC/2004           DEC/2003
MONETARY AND EXCHANGE VARIATIONS
Available funds and Equivalent Resources                2,5              146,6
Accounts Receivable                                    21,7               78,7
Short-term Financing                                 (19,3)            (194,4)
Long-term Financing                                 (262,0)            (295,4)
Other                                                   1,6              (8,2)
TOTAL                                               (255,5)            (272,7)

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The Income tax and Social Contribution on the income of 2004 totaled R$ 211,3 million, compared to R$ 504,0 million in the prior year, contributing to a smallest taxation in 2004 the payment of interest on stockholders' equity.

The EBITDA margin of 51% (adjusted by other strictly accounting entries) reflects the sensitive competitive advantage which the Company enjoys for the fact to be one of the producers with the lower cost in the world industry. The cash cost production totaled R$ 443/ton.

The capital investments of Aracruz in 2004 reached R$ 1,151.4 million and the resources were allocated in the following projects:

                                                                     R$ million
Purchase of lands and forests                                              25,9
Investments related to maritime transport of wood                          8,5
Forestry (forest area)                                                    153,6
Complementary industrial investments                                       52,3
Other forestry investments                                                 19,7
Investments Veracel                                                       875,7
Optimization of Guaiba unity                                               8,2
Several projects                                                           7,5
Total                                                                    1,151.4

Cash decreased R$ 73,4 million in 2004, discriminated as follows:

Cash flows
Description                                                          R$ million

Operational income                                                      1,211.5
Depreciation and exhaustion                                              464,7
EBITDA                                                                  1,676.2

Items without impact in cash
Provision for losses in tax credits                                      66,7
Other                                                                    10,5
EBITDA adjusted by other strictly accounting entries                    1,753.4

Other cash impacts in the operational activities                        (485,9)
Cash generated by operational activities                                1,267.5

Capital investments                                                    (1,151.4)
Marketable securities                                                   (155,2)
Values received by the sale of permanent assets                          52,0
Cash (used) in investment activities                                   (1,254.6)
Net funding of loans and financings                                      496,0
Dividends and interest on stockholders equity paid                      (592,3)

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Cash (used) in financial activities                                     (96,3)
Effect of exchange variations in cash and cash equivalents               10,0
Decreases in cash and financial applications                            (73,4)
Cash and cash equivalents, beginning of year                             248,5
Cash and cash equivalents, end of year                                   175,1

FINANCING AND DEBT PROFILE

Two events in 2004 reaffirmed the investors' trust in Aracruz as a maintainable enterprise, contributing to improve the debt profile of the Company and to reinforce its external financing sources - fundamental aspects in the growth strategy of the Company.

In April, we announced the reception of US$ 175 million through a structured operation of securitization of export receivables with maturity of eight years (medium of five years) and interests of 6,361% p.a. - a substantial economy if compared to the tax of the Brazilian government titles by that date, of approximately 10% p.a.. The operation was classified as "investment grid" by the three major agencies of risk classification, and the resources were captured from institutional investors of great load.


In December, we signed a financing contract in the value of US$ 50 million with International Finance Corporation (IFC), line of the World Bank for the private sector. After extensive and detailed analysis of the social and environmental aspects of the Company - part of the process of financing concession - the standards of corporative governance and the environmental and social practices of the Company were considered appropriate to the rigid demands of IFC. This analysis still involved an evaluation in separate by Cerflor - National Program of Forestry Certification, which has also been used by Aracruz.

The current portion of the indebtedness represents 10% of the total, compared with 29% in the same period of the prior year, reflecting the administration focus in the prolongation of the debt profile. The gross debt is in most part (80%), denominated in united states dollar, which is the functional currency of Aracruz. The medium cost of the long-term debt of the Company is esteemed in 5,8% p.a., in dollars.

In relation to liquidity, the Company seeks to maintain available cash to cover, at least, the amortization of the debt in the 12 subsequent months. At the end of the year this relation reached 2,0 times the minimum covering.

The maintenance of appropriate financial indexes and the leadership position in the market of cellulose of short fiber of eucalyptus, allied to one of the best structures of cost of the industry, among other factors, contributed for the major agencies of risk classification to reaffirm the "investment degree" (investment grade) in Aracruz's credit risk evaluation, in the global scale, in local currency.

At the end of 2004, the net debt (gross debt less cash) was of R$ 3,055.0 million, compared to R$ 3,007.8 million in December 31, 2003, in function mainly of the investments and of the distribution/ anticipation of dividends partially compensated by the cash generation of the Company - resulting in the ratio of net debt by total capital (net debt plus stockholders equity) of 47%.

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DIVIDENDS

On April 29, 2004, based in the performance of 2003, Aracruz declared the distribution of dividends in the amount of R$ 360 million (R$ 0,36 by preferred stock and R$ 0,33 by ordinary stock). The payment had beginning in May, 2004.

In the last five years, Aracruz has been practicing a politics of maintainable and growing dividends, based on cash generation combined to the preservation of the investment capacity and growth, having as reference the amount in united states dollars.

Still in 2004, Aracruz advanced the dividends distribution of the exercise, under the form of interest on stockholders equity. The amounts credited in the year were R$ 198 million, R$ 32 million and R$ 28,5 million, respectively, in October 19, November 16 and December 21, totaling the global value of R$ 258,5 million. The payment dates of interest on stockholders equity were November 11 and December 10, 2004 and a programmed payment for January 11, 2005. Interest on stockholders equity will be imputed to the minimum obligatory dividend relative to the exercise of 2004, to be deliberate and approved for the General Assembly until April 30, 2005, constituting therefore anticipation of the dividend.

                                 YEAR    YEAR     YEAR    YEAR    YEAR     YEAR
                                 BASE    BASE     BASE    BASE     BASE    BASE
                                 1999    2000     2001    2002     2003    2004
                                                                             (*)
Total dividends in US$ million     60      63       76     108      123      146
Dividing - US$ / 10 stocks PNB   0,59    0,64     0,77    1,09     1,24     1,47

(*) Estimated with base on the declarations of interest on stockholders equity of 2004, added dividends proposed by Management to be approved in General Ordinary Assembly until April 30, 2005.

CUSTOMER'S SATISFACTION

In 2004 we continued in the constant effort by the best service of our customers' current and future demands, with the consolidation of the investments accomplished in the prior year.

To increase the quality of the produced cellulose, new eucalyptus hybrids are being developed - a continuous effort which, associated to the improvement of industrial technologies, should contribute to higher adaptation of our product to the customer's demands.

The programmed investments for the Guaiba unity, which should be concluded until the beginning of 2006, will also contribute to assure the adaptation of the quality of the cellulose there produced, besides elevating the production capacity of the factory for 430 thousand annual tons.

The Veracel factory, with operation entrance foreseen for middles of 2005, will allow increasing in approximately 450 thousand annual tons the supply of cellulose of high quality to our customers, in support to their respective growth strategies.

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SALES PERFORMANCE

In 2004, the total volume of cellulose sales reached the record of 2.450 thousand tons, which represents a growth of 14% in relation to the prior year. Once again, Aracruz placed in the market integrally what produced.

Europe continued to be the main market of destiny of the Aracruz's cellulose, absorbing about 41% of the total of the sales. North America represented 34% of the total volume sold, followed by Asia with 22%.

                               [GRAPHIC OMITTED]
                     Geographic Distributin of sales - 2004

The main final usage of Aracruz's cellulose stayed in line with the prior years. The exception were the special papers, which absorbed a higher volume and answer for 22% of the total sales, against 18% in 2003.

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                               [GRAPHIC OMITTED]
                    Sales distribution by final usage - 2004

COMMERCIAL LOGISTICS

As planned, in 2004 two distribution centers were implanted ("hub port") of cellulose in Asia, one in Malaysia and other in China, what allowed higher flexibility in the product distribution, improvement of the service level for the customers - reinforcing the objective of establish commercial relationships of long term - and larger economy scale in the marine transport to that area.

Our distribution center in north Europe, implanted in 2003, competed to guarantee our position among the leaders in that market with services of high quality.

Still with focus in the improvement of the services rendered to customers and in the reduction of internal costs, we increased the productivity of the embark operations of cellulose in the ports of Barra do Riacho (Portocel) and of Rio Grande.

Considering the new distribution strategy adopted in 2004 and the market dynamics, Aracruz is working with levels lightly higher of inventories - around 350 thousand tons, on average - corresponding to 50 days of production in 2004.

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SOLID WOOD PRODUCTS

In October the Company sold a participation of two thirds in Aracruz Produtos de Madeira S.A. (APM) for the Weyerhaeuser group, whose proven international experience will allow expanding the level of the activity. The commercial politics of APM in the national market will be unaffected and their sales in the exterior will continue under the responsibility of the American company.

APM is manufacturer of Lyptus, noble wood obtained exclusively from renewable plantings of eucalyptus that represents an important alternative to the use of native species wood. Their superior characteristics allow the production of furniture, ornamental objects, finishes for interiors and other noble uses.

In 2004, with the consolidation of the productive process of Lyptus and of the national market for the product, we concentrated our efforts in the international market in partnership with Weyerhaeuser. The sales of Lyptus totaled 41.602 cubic meters, of which 70% were destined to local market and 30% to international market.

Weyerhaeuser is one of the biggest companies of forestry products in the world, with annual revenue of US$ 19,9 billion in 2003. With 400 industrial units and 57 thousand employees, the company operates in 18 countries and exports its products for more than 20 destinies in all the continents.

INTERNAL PROCESSES

WOOD SUPPLY

In 2004 the wood supply for cellulose production reached 9.121 thousand m(3), of which 7.652 thousand m(3) for consumption in the unity of Barra do Riacho and
1.469 thousand m(3) for the unity of Guaiba. In the unity of Barra do Riacho, 76% of the provisioning were made from own forests and fomentation and the remaining through negotiations of wood supply accomplished with Veracel and Suzano Papel e Celulose. In the Guaiba unity, 84% of the wood used is originated from own forests.

The base of own plantings was added of 3.385 hectares in the Barra do Riacho unity and of 2.175 hectares in the Guaiba unity, in order to assure future provisioning. Besides, 18 thousand hectares were reformed in the two operational units.

Our forestry fomentation program, now denominated Forestry Producer Program, enlarged its base of acting, in line with the strategy of Aracruz of enlarging each time more the external sources of wood supply.

Free supply of technology for eucalyptuses planting, financing of Aracruz without financial cost and the warranty of purchase of the wood produced are some elements that explain the participation of 3 thousand rural producers registered in 2004. The supply of originating wood from the Program reached about 370 thousand cubic meters, or 4,8% of the total wood used by Aracruz.

In 2004 18 thousand more hectares were added to the Program that already totals 71 thousand hectares, distributed in 121 municipal districts in the States of Espirito Santo, Minas Gerais and Bahia. During the year, the Forestry Producer Program was extended to Rio Grande do Sul, where already contracted 378 hectares and the producers count with resources of Proflora Caixa-RS, reviewed by BNDES.

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The Company inaugurated, in July, the first stage of the enlargement of the seedlings nursery of the Barba Negra's farm, which occupies an area of 7 hectares and was projected to produce 10 million annual seedlings of eucalyptus already starting from 2005 and 30 million starting from 2007, destined to the production of the Guaiba unity.

The total consumption of seedlings in 2004 reached 56 million, of which 88% were planted in the Barra do Riacho unity and 12% in the Guaiba unity.

The marine terminals of barge-ship in Portocel (ES) and in Caravelas (BA), in its first operation phase (counting with a pusher and three barges), allowed the movement of about 1.029 thousand cubic meters of wood. The modal transport of wood by sea, which corresponded for 13% of the total wood consumed in the unity of Barra do Riacho, should reach next year approximately 33% with the entrance in operation of one more pusher and a barge. Besides optimizing the costs of wood transport, the use of that modal contributes to reduce the traffic of trucks in the highways. In 2004, there was the elimination of 5,7 thousand cart trips ("tritrens") by BR 101, with economical and environmental benefits and increase of the safety in the highways.

We moved on in the certification process by the Brazilian System of Forestry Certification (Cerflor), being maintained the recommendation for certification in the extreme-south of Bahia and still accomplished auditing in the plantings of the Company in Espirito Santo.

CELLULOSE PRODUCTION

The production of cellulose in the unity of Barra do Riacho reached 2.093 thousand tons, which represents a new record of annual production.

Factory C performance deserves prominence, when completing two and a half years of operation; it reached the production of 780 thousand tons, an increment of 11% on its nominal capacity.

All quality and environment parameters stayed strictly in line with the objectives and we improved our indexes of safety in 12%.

The unity of Guaiba (RS) reached a total production of 404.000 tons of cellulose and 49.564 tons of paper.

For the biennium 2004/2005, investments of R$ 100 million are foreseen to unblock the factory, whose installed capacity will be enlarged from the current 400 thousand tons for 430 thousand annual tons of market cellulose. That increment will be reached maintaining the environmental earnings already obtained and improving the quality levels and the raw material consumptions.

RESEARCH AND TECHNOLOGY

In the forestry area several studies related to new technologies were driven. We undertook efforts for the improvement of the evaluation criteria and soils planning of the Barra do Riacho and Guaiba unities, allowing to improve and to integrate handling practices which walk in the direction of precision forestry, with gains in the quality of the plantings and in the sustainability of the working power of the eucalyptus forests.

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We also deepened the studies on aerial rising of the plantings, biological control of plagues and diseases, alternative sources of fibers for cellulose production and alternative uses of forest areas, evaluating the possibility of introduction of agricultural cultures besides eucalyptus.

The evolution of the studies in biotechnology, as the Cooperative Project Genolyptus (partnership with the Brazilian Net of Research of the Eucalyptus Genome), and of researches and environmental monitoring driven in the Microbacia and BEPP (Brazil Eucalyptus Potential Productivity) projects is making possible to increase the synergy among raw material, efficiency of the process and final usage of the products.

In the industrial area, seeking to expand our knowledge about the differentiated usage of the eucalyptus fiber, we gave continuity to studies on physiochemical properties, through partnerships with important research institutions from Brazil and from the exterior. Those works aim to know in an including way the potentialities of our product and have been allowing the conquest of differentiated landings of quality.

Also stands out the performance of industrial tests for the optimization of the cooking processes and whitening, which resulted in larger operational efficiency and improvement of the cellulose properties.

LEARNING AND DEVELOPMENT

PEOPLE'S MANAGEMENT

Aracruz ended the year with 9.242 direct employees, of which 2.287 own and 6.955 service renders in permanent character, what meant a decrease of 6% in the permanent regarding prior year. The reduction was overdue all the process of contracts of permanent services revision, mainly in the forest activities.

In the last five years, the productivity measured by the ratio ton/employee increased from 907 to 1.241, in line with the strategy of operational excellence adopted.

In 2004, we invested R$ 3 million in activities of professional development, providing on average 39,25 hours of employee's training. We concentrated overcoat in the improvement of the program Organizational Climate Management.

The Program Arcel Educate, accomplished in partnership with the Brazilian Foundation of Education, from Rio de Janeiro, counted with 204 enrolled students and it graduated 39 students which have concluded the Fundamental or the Medium Teaching.

The Program of Manager Development (PDGA) counted on 121 students in 2004, distributed in four groups. Initiate in 2003, PDGA already resulted in the elaboration of 26 projects applications with proposal of improvements and innovations related to the strategic objectives of Aracruz.

In the Guaiba unity, had continuity the Program of Improvement Suggestions, which stimulated the employees' participation in the solution of identified problems and in the optimization of relative procedures to the day by day of the Company. In the same unity, was initiating a labor training program that will work in the enlargement of the factory, foreseen for next year.

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Besides the constant training programs for its employees, the Company began, in partnership with Senai/ES, a program of professionals' training for the area of operation of forestry equipments, by which has passed 105 students in 2004.

As result of those efforts, we were part of the relation of the Best Companies for You to Work, having been Aracruz the first place in the section of Paper and Cellulose.

SUSTAINABILITY PLAN

Although Aracruz already develops economical, social and environmental practices turned to the sustainability, the analysis of the new businesses atmosphere and their demands took us to decide for giving to that subject a more structured treatment, in the form of a process, with a vision definition, objectives and goals, action plans, indicators and measuring. Doing that, we are not only adapting Aracruz to deal better with the subjects that come in the present, but preparing it for the growth that we planned to have in the future.

That plan had it first developments in 2004, with the support of specialized consultants, covering six basic dimensions: governance, transparency, relationship with interested parts, administration, environmental aspects and social aspects.

CARBON BALANCE

Aracruz assumed publicly, in 2003, the commitment to make calculations and to publish its carbon balance, as well as evaluating possibilities of carbon credits generation.

In 2004 it was developed, with the support of specialized consultants, a protocol for the inventory of greenhouse effect gases (GEE) emissions by Aracruz. That inventory was concluded in December and it considered the forestry operations, industrial and the transport of the units of Barra do Riacho and Guaiba. The results of the work will be published in the Social and Environmental Report and in the site of the Company.

DIALOGUE ON ENVIRONMENT

The dialogue with the Forum of Espirito Santo Environmental Non-Governmental Organizations (NGOs), initiated in 2003, had continuity with the accomplishment of seven meetings. Among the approached subjects, NGOs demonstrated special interest to know more thoroughly and to discuss some subjects related to the Forestry Producer Program of Aracruz. The transparent form with that the parts come relating confirms the importance of the opening and maintenance of communication channels like this. More details will be informed in our Social and Environmental Report.

Aracruz also participated in the Dialogue about Biodiversity, accomplished in Porto Seguro, Bahia. The Dialogue was promoted by The Forest Dialogue - an independent forum of multiple parts interested parties, and it counted with the participation of NGOs, scientific community and companies, from Brazil and from the exterior.

CLOSER TO COMMUNITIES

The incorporation of Guiana's unity brought important changes in the organizational structure of the Forestry Management of Aracruz, in which four regional managements were created, responsible for the production and

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wood supply for the units of Guaiba (RS) and Barra do Riacho (ES), as well for
Aracruz Produtos de Madeira S.A..

The objective is to propitiate larger integration of the Company with the local communities, and to enlarge still more the channel of direct communication of interested parts with the Company, in line with the strategy of sustainability of the business.

There were also created a management of Forestry Planning and another of Operational Development that have the function of integrating all the regional through a unique vision of the business.

Besides the permanent technical support, a specific website for the participants of the Forestry Producer Program was developed. In the address www.produtorflorestal.com.br the producers can accompany the evolution of their contracts and interested parties in participating in the Program can be registered. That effort is part of the strategy of improving the communication process with our forest partners.

SOCIAL RESPONSIBILITY

During 2004, we gave continuity to our program of social action, focused in the education and income generation, with the objective of contributing for the improvement of the quality of the communities' life in the areas that we operated. In the year, our investments in the social area totaled R$ 15 million.

In February, in audience in Brasilia with president Luiz Inacio Lula da Silva, Aracruz donated R$ 1 million to the "Programa Fome Zero". With the donation, the Company reinforced its commitment with the social subjects and manifested its support and collaboration to the program.

More details about the social actions of Aracruz in 2004 are in the Social and Environmental Report that accompanies this edition.

HIGHER EFFICIENCY IN IT

In the area of Information Technology, we began the implementation of a new Administration tool of Process, having as pilot the Forestry Producer Program. That resource allows to establish parameters and later to accompany the evolution of all of the stages related to the administration of the Program. After the evaluation of its effectiveness, the tool can be adapted for other processes of the Company.

We began the implementation of an integration system with customers via internet, contemplating electronically change of information on cellulose sales. The same integration happened with suppliers, which allows to Aracruz and their partners the accomplishment of the consultation processes, purchase and attendance of the payments electronically. Now, about 480 suppliers use the solution, overcoming in 20% the goal foreseen for the year.

We concluded the integration project of Guaiba unity with the consolidation of an only atmosphere SAP R/3, which provided gains for the processes and for the administration of the computer science atmosphere.

Other initiatives were adopted looking for higher integration of the Guaiba unity and performance improvement and processing capacity, with updating the microcomputers, servers and programs (software);

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unification of the electronic mail program and recruiting of a new net of data channels integrating all the offices of the Company, besides Nyon, in Switzerland, and Miami, in the United States.

We implemented actions to improve safety's level, performance and availability of the corporate net, with the analysis of vulnerabilities of the atmosphere and subsequent implementation of corrections and improvements; filter of content on electronic mail messages and internet, control of undesirable messages; updating of Normative Guidelines for Computer science and its full application also in Guaiba unity.

                                                      Carlos Augusto Lira Aguiar
                                            President and Chief Executive Office

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN
PORTUGUESE)

1    OPERATIONS AND BACKGROUND

Aracruz Celulose S.A. ("Aracruz", " Company" or "Parent Company"), based in Aracruz, in the state of Espirito Santo, with plants located in the Brazilian states of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company (Aracruz Trading Hungary Ltd.) and Riocell Trade Limited Partnership (Riocell Trade), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) in forestation and reforestation of eucalyptuses, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A), (v) consulting services and in international trade activities (Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.), and (vi) the supply of wood for pulp production through its investment in a jointly-controlled company (Veracel Celulose S.A.).

Aracruz Celulose S.A. holds 50% of the capital of Veracel Celulose S.A.("Veracel"). In May, 2003, Aracruz and Stora Enso disclosed their decision to construct the Veracel factory which will have an annual production capacity of 900 thousand tons of cellulose. The construction has started, is expected to be concluded in May, 2005, and will require investments of approximately US$ 1,25 billion. Aracruz has a purchase agreement with Veracel for up to 1,04 million cubic meters of wood, with delivery beginning on June, 2004 and ending on 2005. The tree planting plan for Veracel's eucalyptus forests in the state of Bahia will be expanded.

Aracruz Celulose S.A., and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A), jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from FRDSA (Floresta do Rio Doce S.A.), located in Sao Mateus, state of Espirito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96,7 million from December 31, 2002 through 2007. As of December 31, 2004 the outstanding balance is R$ 35,752 (recorded in current and long-term liabilities).

In 2003, Aracruz Celulose S.A., acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand, R$839,505 of which was goodwill. The goodwill was based on the market value of Riocell's assets, in the amount of $ 276,422, and on the estimated future profitability of the business, in the amount of R$ 562,883. On January 7, 2004, Riocell S.A., located in the state of Rio Grande do Sul, was incorporated by Aracruz Celulose S.A. (see notes 10 and 11). The incorporated plant produces mainly bleached eucalyptus cellulose and its current production capacity is 400,000 thousand tons of cellulose. The unit's forestry operations include 33,000 thousand hectares of eucalyptus trees.

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for an initial selling price of R$ 53,4 million. After making adjustments, to reflect the agreement between the parties, Aracruz received consideration of R$ 49,6 million, reporting a non-

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operating profit of R$ 12,2 million on the transaction. This sale sought to merge the company's production and sale of solid wood products into the operations of a strategic international partner.

2    FINANCIAL DISCLOSURES AND SIGNIFICANT ACCOUNTING PRINCIPLES

The financial statements have been prepared in conformity with accounting practices adopted in Brazil and with procedures determined by the Brazilian Securities Commission - CVM, of which the more significant are as follows:

a) Revenues arise from long-term contracts and from spot sales of pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

b) Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values.

c) The other short and long-term assets are stated at the lower of cost value or at the realization value, the lowest including, when applicable, interest earned.

d) Permanent assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) investments in affiliated company , jointly-controlled company and associated company are accounted for by the equity method, based on financial statements as of December 31, 2004; (ii) depreciation on straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and the deferred assets upon incorporation of the respective subsidiary (Note 12(i)); and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed ( Note 12).

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

f) Preparation of the financial statements requires that management uses estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provision for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by management.

g) The consolidated financial statements include the following Subsidiaries, all as of the Company's financial reporting date:

                                                                 Share holdings
                                                                  in capital (%)
                                                                 ---------------
Aracruz Celulose S.A.                                                    -
Aracruz Trading S.A.                                                    100


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Aracruz Trading Hungary Ltd                                             100
Aracruz Celulose (USA),Inc.                                             100
Portocel Terminal Especializado de Barra do Riacho S.A.                 51
Mucuri Agroflorestal S.A.                                               100
Aracruz Produtos de Madeira S.A.(*)                                    33,33
Veracel Celulose S.A.                                                   50
Riocell Trade                                                           100
Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.        100

(*) In December 2003 Aracruz owned 100% of Aracruz Produtos de Madeira S.A. (Note 1), and as consequence the subsidiary was consolidated. With the sale of 2/3 of the shares in that subsidiary, its consolidation was discontinued in November 2004.

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses against investments, (ii) balances of intercompany current accounts and other assets and / or liabilities,
(iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders' equity of the controlled companies and (v) elimination of unrealized profit among the Companies in the group.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled under the terms of the shareholder agreement.

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Summary financial statements of the jointly-controlled company Veracel Celulose
S.A., as proportionately consolidated by Aracruz on December 31, 2004 and 2003, are as follows:

                                                        2004              2003
                                                   ---------        -----------
  Cash and marketable securities                      78,306            56,980
  Inventories                                          5,824             3,616
  Fixed assets                                     1,258,730           398,121
  Other assets                                       127,407            98,729
                                                   ---------        -----------
                                                   1,470,267           557,446
                                                   =========        ===========

  Suppliers                                           75,335            10,725
  Financings                                         676,726           120,008
  Other liabilities                                   13,080             5,586
  Net equity                                         705,126           421,127
                                                   ---------        -----------
                                                   1,470,267           557,446
                                                   =========        ===========

                                                      56,030            96,922
 Sales revenue net (*)
 Gross profit                                         33,712            72,627
 Operating profit                                    (16,462 )          29,402
                                                   ---------        -----------
 Net income                                          (13,242 )          19,350
                                                   =========        ===========

(*) These sales of the jointly-controlled company, exclude sales of eucalyptus wood to the parent company, Aracruz Celulose S.A, for use as raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales.

h) In order to improve the information provided to the stock market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders' capital.

3  MARKETABLE SECURITIES

As of December 31, 2004 and 2003, marketable securities are principally certificates of deposits denominated in United States dollars, placed with non-Brazilian prime financial institutions, through its subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Aracruz Celulose (USA), Inc..

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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4  SHORT-TERM INVESTMENTS

At December 31, 2004 and 2003, the Company held units in two exclusive private investment funds. These funds are comprised principally of certificates of deposit with prime financial institutions in Brazil, debentures issued by public quoted companies and notes issued by the Brazilian federal government, with final maturities ranging from April 2005 to April 2008. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis. The Company considers these investments as securities held for trading with changes in the fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company pledged against these obligations and the creditors of the funds do not have recourse against the Company.

5  ACCOUNTS RECEIVABLE - CLIENTS

                                          PARENT COMPANY                          CONSOLIDATED

                                      2004               2003             2004             2003

Domestic sales                      26,089             14,120           26,089           21,332
Foreign sales
  Subsidiaries                     254,555            456,735
  Others                             1,008                206          492,405          569,612
  Allowance for doubtful accounts                                       (9,084 )         (9,120 )

                                   281,652            471,061          509,410          581,824

6  INVENTORIES

                                           PARENT COMPANY                         CONSOLIDATED

                                      2004               2003             2004             2003

Pulp - finished products
   At the plant                     16,160             27,373           16,160           42,315
   Outside Brazil                                                      155,527          128,563
Pulp - work in process                                  3,130                             3,130
Wood                                                                                     13,263
Paper - finished products            2,933                               2,933            1,069
Raw material                        48,714             45,328           52,784           75,114
Maintenance supplies                85,911             59,608           87,411           74,334
Provision for obsolescence /
    market value adjustment         (1,194 )             (424 )         (1,194 )         (5,621 )
Others                                 345                213              598              569
                                   152,869            135,228          314,219          332,736

7    RELATED PARTIES

The transactions with related parties, such as sales of products, purchases of raw materials and services are made at amounts and on terms similar to those applicable to transactions with unrelated parties. The financial

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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transactions, such as current account advances and pre-payment contracts, bear effective interest rates which vary from 1.67% to 4.98% p.a. plus exchange variation.

(a)      SUBSIDIARIES
                                                                   PARENT COMPANY
                                         -------------------------------------------------------------------
                                                                                                       2004         2003
                     ARACRUZ   ARACRUZ   RIOCELL    VERACEL    MUCURI       PORTOCEL     ARACRUZ      TOTAL        TOTAL
                     TRADING   TRADING     TRADE   CELULOSE     AGRO-       TERMINAL    PRODUTOS
                     HUNGARY      S.A.                 S.A.  FLORESTAL  ESPECIALIZADO  DE
                        LTD.                                     S.A.    DE BARRA DO     MADEIRA
                                                                         RIACHO S.A.        S.A.
                    ---------  --------  --------  --------- ---------  -------------  ----------  ---------  -----------

Current assets       251,289     3,265                  469                                  455     255,478      456,741
Long-term assets                                                  757            356       2,961       4,074          534
Current              246,037                                                     955                 246,992      369,332
liabilities
Long-term           1,829,324                                                                      1,829,324    1,733,520
liabilities
Sales revenue       1,982,542  465,160   33,424                                              961   2,482,087   2,702,282
Payments of port                                                              10,969                  10,969      10,535
services
Purchase of wood                                    141,736                                          141,736     234,288
Financial Expense    (56,837 )  56,804                                                                   (33  ) (123,619)
(Income), net

(b)  STOCKHOLDERS AND AFFILIATED COMPANIES

                                                                                                           CONSOLIDATED
                                  --------------------------------------------------------------------------------------
                                                STOCKHOLDERS            AFFILIATED COMPANY
                                  ---------------------------  ----------------------------

                                               BNDES - BANCO                       CIA. DE
                                                 NACIONAL DE                     NAVEGACAO
                                             DESENVOLVIMENTO                        NORSUL
                                          ECONOMICO E SOCIAL
                                                                                                                  TOTAL
                                                                                              --------------------------
                                                                                                     2004          2003
                                  ---------------------------  ----------------------------   ------------  ------------
Current assets                                                                                                    9,170
Long-term assets                                                                     2,961          2,961
Current liabilities                                  139,533                            22        139,555       177,062
Long-term liabilities                                474,042                                      474,042       644,005
Sales revenue                                                                                                    71,327
Financial Expense, net                                74,918                                       74,918        71,286
Freight expenses                                                                    20,550         20,550        37,232

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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8    TAXES

(a) TAX CREDITS

                                                        PARENT COMPANY                        CONSOLIDATED
                                               ------------------------------------  -----------------------------------
                                                             2004             2003                  2004            2003
                                               -------------------  ---------------  --------------------  --------------
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION
Tax losses                                                                                          5,389           2,877
Negative basis for social contribution on                                                           1,940           1,112
   earnings
Temporary differences (i)                                 (109,338)         (74,118)             (108,942)        (69,704)
 INCOME TAX RECOVERABLE/ AVAILABLE FOR
 OFFSET
Income tax and social contribution on                       50,222                                 50,248          11,885
   earnings - prepaid by estimate
Income tax withheld on securities                           12,419           17,029                16,757          21,214
Income tax to be withheld on securities                      4,224               16                 4,263             109

Value-added tax on sales and services                      340,830          265,835               348,953         278,695
  - ICMS (ii)
 Valuation allowance of ICMS credits                      (332,561)        (265,835)             (332,561)       (265,835)
Other                                                       40,233           20,223                70,478          58,986
                                               -------------------  ---------------  --------------------  --------------
TOTAL                                                        6,029          (36,850)               56,525          39,339
                                               ===================  ===============  ====================  ==============

PRESENTED AS:

Short term asset                                           107,120           37,268               137,776         100,505

Long-term asset                                              8,247                                 20,362           4,549

Long-term liabilities                                     (109,338)         (74,118)             (101,613)        (65,715)

(i) The income tax and social contribution deferred on temporary differences are stated at net value.

(ii) Since the promulgation of Federal Law number 87, on September 13, 1996, the Company's Espirito Santo plant has been accumulating ICMS (state Value Added Tax - VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the state authorities, to claim those credits from the Espirito Santo State. However, in view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided, in 2002, to record a provision for losses of 100% of such ICMS credit balances, then registered in the accounting books, as well as to make similar provisions for any subsequent credits to be earned.

The amount of R$ 8,269 in the Parent Company (R$ 16,392 in the consolidated), not covered by the provision for loss, refers to ICMS credits of the Rio Grande do Sul's plant (Guaiba unity), which management has been able to recover in the normal course of operations.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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(b) INCOME TAX AND SOCIAL CONTRIBUTION IN THE STATEMENT OF OPERATIONS RESULTS
FROM:

                                                                                PARENT COMPANY              CONSOLIDATED

INCOME BEFORE INCOME TAX, SOCIAL CONTRIBUTION                           968,983       1,346,063    1,021,336    1,374,353
 AND MINORITY INTEREST
                                                                    ============     ==========    =========    =========
Income tax and social contribution at enacted tax rate of 34%          (329,454)       (457,661)    (347,254)    (467,280)
 Equity in results of subsidiaries/ results of subsidiaries             150,329         (37,884)     138,939      (66,856)
taxable
   with different enacted tax rates.
 Depreciation, amortization, depletion and disposals - Art. 2.           (2,815)         (3,322)      (2,815)      (3,322)
   Law 8200/91
 Contributions and donations                                             (2,168)           (451)      (2,168)        (451)
 Reversal of "Plano Verao" provision (Note 18(d))                                        32,642                    32,642
 Realized income                                                                                                    2,167
 Others                                                                   1,967            (954)       1,971         (920)
                                                                    ------------     ----------    ---------    ---------
Income tax and social contribution                                     (182,141)       (467,630)    (211,327)    (504,020)
                                                                    ============     ==========    =========    =========
          Current                                                      (146,922)       (385,160)    (163,501)    (424,582)
          Deferred                                                      (35,219)        (82,470)     (47,826)     (79,438)

9    ADVANCES TO SUPPLIERS - FORESTRY PRODUCER PROGRAM

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the state of Espirito Saint and expanded to other states, such as Bahia, Minas Gerais and Rio Grande do Sul. The Program encourages the planting of commercial forests of eucalyptuses, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure the supply of wood for pulp production.

The Forestry Producer Program has 3.039 contracts covering a total of 71,5 thousand hectares in 125 municipal districts, with advances of financial and operational resources in the amount of R$129,3 million, which are recovered against the delivery of wood by the producers.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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

10       INVESTMENTS - PARENT COMPANY
                                                                                                          Portocel-
                                                                            Aracruz                        Terminal        Aracruz
                                                              Aracruz      Celulose         Mucuri      Especializado     Produtos
                                                              Trading       (USA),      Agroflorestal    De Barra do     De Madeira
                                                                S.A.         Inc.          S.A.(i)       Riacho S.A.        S.A.
                                                              ---------------------------------------------------------------------
IN SUBSIDIARIES
Interest in voting capital-%                                    100.00      100.00        100.00            51.00            33.33
                                                              =====================================================================
At December 31, 2004
Subscribed and paid-up capital                                     259         531        72,300            1,248          130,940
Stockholders' equity                                            51,957      12,299        70,175            1,590           53,829
Net (loss) income for the period                                51,698         663                             24          (8,365)
                                                              =====================================================================
Investment movement
At the beginning of the period                                 457,149      12,666        70,175              799           64,194
Capital paid up
Acquisition of investment
Increase in equity interest in subsidiary
Incorporation of subsidiary
Capital reduction and dividend distribution by subsidiary    (485,982)
Equity in the results of subsidiaries                           80,790       (367)                             12          (8,219)
Participation sale in investee capital                                                                                    (37,365)
                                                              ---------------------------------------------------------------------
                                                               51,957      12,299        70,175              811           18,610
ACQUISITION OF INVESTMENT GOODWILL
AMORTIZATION FOR GOODWILL INCORPPORATION
                                                              =====================================================================
                                                                51,957      12,299        70,175              811           18,610
                                                              =====================================================================
OTHER INVESTMENTS
TOTAL



                                                                                                                        Aracruz
                                                                   Veracel                                              Trading
                                                                   Celulose          Riocell           Riocell          Hungary
                                                                   S.A.(i)           S.A.(ii)         Trade (ii)          Ltd.
                                                              ---------------------------------------------------------------------
IN SUBSIDIARIES
Interest in voting capital-%                                          50.00            100.00            100.00          100.00
                                                              =====================================================================
At December 31, 2004
Subscribed and paid-up capital                                    1,451,413                                  58              29
Stockholders' equity                                              1,410,252                               2,482         429,260
Net (loss) income for the period                                   (26,484)                               2,424         429,360
                                                              =====================================================================
Investment movement
At the beginning of the period                                      421,127           858,235
Capital paid up                                                     294,610
Acquisition of investment                                                                                                  (51)
Increase in equity interest in subsidiary
Incorporation of subsidiary                                                         (858,235)            77,688
Capital reduction and dividend distribution by subsidiary                                              (81,719)
Equity in the results of subsidiaries                              (10,611)                               6,513         429,311
Participation sale in investee capital
                                                              ---------------------------------------------------------------------
                                                                    705,126                               2,482         429,260


ACQUISITION OF INVESTMENT GOODWILL                                   50,305           989,972
AMORTIZATION FOR GOODWILL INCORPPORATION                           (34,482)         (989,972)
                                                              =====================================================================
                                                                    720,949                               2,482         429,260
                                                              =====================================================================
OTHER INVESTMENTS
TOTAL



                                                                       Ara Pulp             Total              Total
                                                              ----------------------------------------------------------
IN SUBSIDIARIES
Interest in voting capital-%                                             100.00
                                                              ==========================================================
At December 31, 2004
Subscribed and paid-up capital                                               36
Stockholders' equity                                                     10,369
Net (loss) income for the period                                         10,369
                                                              ==========================================================
Investment movement
At the beginning of the period                                                             1,884,345         1,346,586
Capital paid up                                                              19              294,629           301,971
Acquisition of investment                                                    18                 (33)           795,750
Increase in equity interest in subsidiary                                                                       10,746
Incorporation of subsidiary                                                                (780,547)
Capital reduction and dividend distribution by subsidiary                                  (567,701)         (470,250)
Equity in the results of subsidiaries                                    10,332              507,761         (100,458)
Participation sale in investee capital                                                        37,365
                                                              ----------------------------------------------------------
                                                                         10,369            1,301,089         1,884,345

ACQUISITION OF INVESTMENT GOODWILL                                                         1,040,277           889,610
AMORTIZATION FOR GOODWILL INCORPPORATION                                                 (1,024,454)          (31,518)
                                                              =================   -------------------------------------
                                                                         10,369            1,316,912         2,742,437
                                                              =================
OTHER INVESTMENTS                                                                              2,800               270
                                                                                  -------------------------------------
TOTAL                                                                                      1,319,712         2,742,707
                                                                                  =====================================

(i) Under the capitalization plan of the jointly-controlled company Veracel Celulose S.A., during the exercise of 2004, capital increases were made in the amount of R$ 294,610, in order to fund the construction of the pulp production plant, as described in the Note 1.

The goodwill arising on the acquisition of Veracel Celulose S.A. in the amount R$ 50,305 was based on the market value of assets and on the estimates of future profitability of the business, of which R$ 34,482 were amortized until December 31, 2004.

Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest -growing and is recognized in income in the year in which the trees are felled.

(ii) After the process of incorporation of Riocell S.A. (Note 1), Riocell Trade (society of limited responsibility), became a direct investment of Aracruz Celulose S.A. accounted for under the equity method. The goodwill arising in the acquisition of Riocell S.A. was allocated principally to fixed assets.

(iii) During 2004 the subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 462,492 and, with the approval of stockholders, reduced capital in the amount of R$ 23,490. Riocell Trade distributed dividends in the amount of R$ 31,985 and reduced capital as approved by the stockholders', in the amount of R$ 49,734.

(iv) Investments outside Brazil are translated at current exchange rates and resulting exchange variances are recorded in "Equity Results of subsidiaries".

(v) As described in Note 1, in order to secure a new strategic partner for the production and sale of solid wood products, Aracruz Celulose S.A. sold 2/3 of its shares in Aracruz Produtos de Madeira S.A.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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for the cash price of R$ 49.6 million. The non-operational gain on this transaction was booked to statements of income in the amount of R$ 12.2 million.

11 FIXED ASSETS

                                                                                                       2004         2004
                                                                                                  SEPTEMBER         JUNE

                                                         ANNUAL                   ACCUMULATED
                                                   DEPRECIATION                   DEPLETION /
                                                         RATE-%         COST     DEPRECIATION           NET          NET

     PARENT COMPANY
 Land                                                                589,020                        589,020      480,190
 Production and forestry equipment                      4 to 25    4,134,863        1,685,604     2,449,259    2,027,587
 Forests                                                    (*)      822,124          147,319       674,805      525,683
 Buildings and improvements                              4 & 10      917,732          453,719       464,013      411,334
 Data processing equipment                                   20       83,767           60,471        23,296       26,164
 Administrative and other  facilities                4, 10 & 20      163,918           57,846       106,072       26,904
 Construction in progress                                             75,374                         75,374       19,066

 Total parent company                                              6,786,798        2,404,959     4,381,839    3,516,928

 SUBSIDIARIES AND INVESTMENT IN AFFILIATED
  COMPANY

 Land                                                                140,643                        140,643      173,610
 Production and forestry equipment                      4 to 20       15,519            6,719         8,800      550,021
 Forests                                                    (*)      130,952           25,804       105,148      161,764
 Buildings and improvements                              4 & 10       42,672            4,139        38,533       64,793
 Equipment of  data processing                               20        2,982              966         2,016        2,953
 Administrative and other  facilities                4, 10 & 20        7,908            2,425         5,483       27,858
 Advances for projects in progress                                   183,377                        183,377      149,872
 Construction in progress                                            856,912                        856,912       76,566

 Total consolidated                                                8,167,763        2,445,012     5,722,751    4,724,365


(*) Depleted according to the criteria described in Note 2(d). Depletion and depreciation expenses for 2004 and 2003 were allocated as follows:

                                 --------------------------------------------

                                             2004                       2003
                                 -----------------     ----------------------
Production and forestry costs             319,935                    281,114
Operating expenses                         61,724                      4,831
                                 -----------------     ----------------------
                                 -----------------     ----------------------

PARENT COMPANY                            381,659                    285,945

Production and forestry costs              15,521                     36,794
Operating expenses                            583                      2,236
                                 -----------------     ----------------------
                                 -----------------     ----------------------
CONSOLIDATED                              397,763                    324,975
                                 -----------------     ----------------------
                                 -----------------     ----------------------

                                 -----------------     ----------------------

In connection with the incorporation of Riocell S.A. in the parent company on January 7, 2004 (Notes 1 and 10), R$959,900 were allocated to fixed assets in the first quarter.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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
12   DEFERRED ASSETS

                                                           AMORTIZATION (YEARS)                 2004                2003
PARENT COMPANY
Pre-operating expenses                                                       10               64,555              64,555
Administrative expenses and product development                         3 to 10               11,244              11,244
Improvements to forestry properties                                          10                1,330               1,330
Riocell Goodwill - Incorporation (i)                                         10              562,883

                                                                                             640,012              77,129
Accumulated amortization                                                                    (124,574 )           (65,603 )


TOTAL PARENT COMPANY                                                                         515,438              11,526

SUBSIDIARIES AND JOINTLY-CONTROLLED

Forests (ii)                                                                                  93,460              94,774
Production                                                                   10                                    6,655
Others                                                                                           107               1,063

                                                                                              93,567             102,492
Accumulated amortization                                                                     (21,620 )           (18,873 )
                                                                                              71,947              83,619

TOTAL CONSOLIDATED                                                                           587,385              95,145

Amortization expenses in the exercises of 2004 and 2003 were allocated as follows:

                                                                                                2004                2003

Production and forestry costs                                                                  2,580               2,936
Operating expenses                                                                               104                 300
Goodwill amortization - Riocell incorporation                                                 56,288
PARENT COMPANY                                                                                58,972               3,236

Production and forestry costs                                                                  8,030               8,203
CONSOLIDATED                                                                                  67,002              11,439

(i) As described in the Note 1, as a result of the merger of Riocell into Aracruz Celulose S.A., the goodwill related to future profitability, in the amount of $562,883, was allocated to deferred assets, and it is being amortized over 10 years.

(ii) Amortization of the forestry deferred costs is proportional to exhaustion of the planted areas of eucalyptus.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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11.01 - NOTES TO THE FINANCIAL INFORMATION
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
13   LOANS AND FINANCING

                                                                             PARENT COMPANY                 CONSOLIDATED

                                                  ANNUAL RATE             2004         2003         2004            2003
                                                OF INTEREST (%)

Local currency
  Loans indexed to TJLP                             7.8 to 12.79        510,857      612,225      834,828         669,055
  Loans indexed to "basket of currencies"         10.11 to 11.97        102,717      135,505      221,537         135,505
  Loans indexed to "other currencies"                       8.75         10,410        3,297       14,100           3,297

Foreign currency (US dollars)
  Loans linked to securitization of                 5.98 to 7.05                                2,090,799       1,888,023
    export  receivables
  International Finance Corporation (IFC)                   5.44         66,531                    66,520
  Advances on export contract /                     1.67 to 4.98        842,744    1,150,800      842,744       1,151,399
    Prepayment
  Import Financing                                  1.26 to 7.08         27,500       63,540       27,500          63,540
   Other loans / financings                         2.61 to 4.14                                  230,256         171,792

Total Loans and financings                                            1,560,759    1,965,367    4,328,284       4,082,611

Current portion (including accrued interest)                           (203,968)    (893,661  )  (433,612  )   (1,164,129  )

Long-term maturities

2005                                                                                 148,454                      370,227
2006                                                                    329,081      290,313      710,706         641,374
2007                                                                    509,132      436,722      983,702         784,787
2008                                                                    318,405      129,641      793,782         478,899
2009 to 2015                                                            200,173       66,576    1,406,482         643,195

                                                                      1,356,791    1,071,706    3,894,672       2,918,482


(a) LOANS WITH BNDES (STOCKHOLDER)

As of December 31, 2004, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$613,574 (R$ 760,628 on December 31, 2003), mainly with its shareholder BNDES - National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.80% and 10.41%, to be amortized in the period from 2005 to 2009.

The BNDES loans have mortgages, in various degrees, on the Espirito Santo plant, and on land and forests and with a statutory lien on the machines and equipment being financed.

(b) INTERNATIONAL FINANCE CORPORATION (IFC)

In December 2004, the Company signed a US$ 50 million loan agreement with International Finance Corporation (IFC), the private sector line of the World Bank Group. The loan bears interest at a floating rate based on LIBOR, with semi-annual payments of principal starting in December 2007 and final maturity in 2014. A first tranche of US$ 25 million was disbursed in December 2004 with annual interest rate of 5.44%.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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(c) SECURITIZATION OF EXPORT RECEIVABLES

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) under which such entity received and advanced to the Company US$250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd..

For its part, Aracruz Celulose S.A. (parent company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable. The table below summarizes the terms and conditions of the three tranches under the securitization programs:

                                                                                                    Outstanding balance
                                                                                              -------------------------
                                                                                                               December
                              Original credit            Annual                               --------------------------
                Issued          US$ Thousands     Interest rate          Final due date           2004            2003
----------------------        ---------------     -------------       -----------------       -------------   ----------
February 2002                         250,000      5.984%              February 2009            556,110         725,782
August 2003                           400,000      7.048%             September 2011          1,067,788       1,162,241
May 2004                              175,000      6.361%                May 2012               466,901
                              ---------------                                                 ------------    ----------
                                      825,000                                                 2,090,799       1,888,023
                              ---------------                                                 ------------    ----------

14   FINANCIAL INSTRUMENTS (CVM INSTRUCTION N(0) 235/95)

(A)       RISK MANAGEMENT

Aracruz Celulose S.A. and its subsidiaries / jointly controlled company operates internationally and are exposed to market risks from changes in foreign exchange rates and interest rates.

The exposure of the Company to liabilities in US dollar does not represent risk from the economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Derivative financial instruments also are used by the management of the Company to mitigate the exchange risks and of interest.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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
(b) BALANCE SHEET (CONSOLIDATED IN REAL) CLASSIFIED BY CURRENCY / INDEX

                                                  Dollar      Others         Local             Not             Total
                                                            Currencies       Index           Indexed
Assets                                         ----------   ----------     ---------      -----------       -----------
  Current assets                                 609,181                   1,110,632           573,975       2,293,688
  Long-term assets                                15,458                       4,280           223,163         242,901
  Fixed assets                                                                               6,337,648       6,337,648
                                               ----------   ----------     ---------      -----------       -----------
  Total                                          624,639                   1,114,912         7,134,786       8,874,237
                                               ----------   ----------     ---------      -----------       -----------

Liabilities and Stockholders' equity
  Current liabilities                            306,859        26,260       159,595           497,122         989,836
  Long-term liabilities and Minority           3,016,681       195,277       715,430           516,953       4,444,341
     interest
  Stockholders' equity                                                                       3,440,060       3,440,060
                                               ----------   ----------     ---------      -----------       -----------
Total                                          3,323,540       221,537       875,025         4,454,135       8,874,237
                                               ----------   ----------     ---------      -----------       -----------

(c)  MARKET VALUE

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at December 31, 2004, can be summarized as follows:

                                                                      PARENT COMPANY                           CONSOLIDATED
                                                  -----------------------------------   -----------------------------------
                                                         ACCOUNTING           MARKET          ACCOUNTING            MARKET

ASSETS

Cash and cash equivalents                                     1,308            1,308              90,193            90,193

Marketable Securities                                        10,573           10,573              84,931            84,931

Investments of short and long term                        1,093,905        1,093,905           1,098,155         1,098,155

LIABILITIES

Short and long-term financing                             1,560,759        1,560,759           4,328,284         4,435,890
  (interest included)

Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(d)      FINANCIAL DERIVATIVES

The position of financial derivatives as of December 31, 2004 is represented by 60 contracts of future Interbank Deposit Certificate (Futures and Commodities Exchange - BM&F) with notional value of R$ 8 million (US$ 3 million), and by forward operations of Euros with foreign financial institutions (through its subsidiary Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.) in the net amount of R$ 58 million (EUR 16 million and US$ 22 million) with maturities in February 2005.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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15        STOCKHOLDERS' EQUITY

(a) CAPITAL AND RESERVE

On December 31, 2004 and 2003, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,022 thousand (2003 - 38.137 thousand) Class A preference shares and 539,141 thousand (2003 - 539.026 thousand) Class B preference shares. The Class A stock may be converted to Class B stock at any time.

The market values of the ordinary and preferential class A and B shares, based on the last quotation, prior to the date of the year end were R$ 7.25, R$ 9.21 and R$ 10.12 per share, respectively.

In accordance with the Company's By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.

The proposal for the allocation of the results for the year ended on December 31, 2004 the transfer of profits, in the amount of R$ 584,575, to the investments reserve. This reserve is intended to assure that funds will be available to complete the Company's investment plan, which will be presented for approval at the next General Assembly of Shareholders.


(b)  DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

The Company's By-laws assures to the stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

As permitted by Law number 9.249, of December 26, 1995, the Company opted, during 2004, to pay interest on shareholders equity to the shareholders. This is calculated on the reported shareholders equity and limited to the daily variation of the Long-Term Interest Rate - TJLP, and amounted to R$ 258,500 (including withholding income tax in the amount of R$ 39,427).

Based on the capacity of the Company's operational generation of cash, management is proposing to the General Assembly of Shareholders the payment of dividends in the amount of R$ 150,000 thousand, equivalent to R$151,62 per lot of one-thousand Class A and B preferred shares and R$ 137,83 per lot of one-thousand common shares. The basis for calculation of the dividends is as follows:

                                                                                     2004              2003
                                                                              ------------         -----------
Net income for the year - Parent Company                                        1,045,342           878,433
Constitution of legal reserve                                                     (52,267 )         (43,921 )
                                                                              ------------         -----------
                                       52

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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Adjusted net income                                                               993,075           834,512
Minimum Percentage                                                                    25%               25%

Minimum annual dividend                                                           248,269           208,628

Interest on stockholders' equity, net of withholding income tax / proposed        369,073           360,000
   Dividends
Withholding income tax                                                             39,427
                                                                              ------------         -----------
Gross interest on stockholders' equity / proposed dividends                       408,500           360,000
                                                                              ============         ===========

(c)  TREASURY STOCKS

At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keep 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of the subscribed capital.

In a meeting held on October 17, 2002, the Council of Administration of Aracruz Celulose S.A., in accordance with item XIV of article 16 of the Company's By-laws and with items 1st and 8th of CVM Instruction number 10, of February 2, 1980, authorized the Management to purchase treasury stock issued by Company to the limit of, 1,115,933 common shares, 259,216 preferred shares class A and 43,197,491 preferred - class "B". The Company intends to cancel the treasury stock subsequently, without reduction of the capital stock subscribed.

On December 31, 2004, the Company held 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock, for which the market value on that date was R$ 7.25 and R$ 10.12, respectively per lot of thousand shares.

16   EMPLOYEE POST-RETIREMENT BENEFIT PLANS

ARUS (Aracruz Social Security Pension Fund) is a private pension fund, which operates in the form of a multisponsor fund, on a not-for profits basis. In September 1998, the previously existent plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company is sponsor of the Defined Contribution Plan administered by Arus. During 2004, the total contribution of Aracruz Celulose S.A. was of approximately R$ 4,950 (R$ 3,195 on December 31, 2003).

Should the sponsor withdraw from the Retirement Plan, the sponsor's commitment made under CPC resolution 06/88, is totally covered by the assets of the Defined Contribution Plan.

17   INSURANCE COVERAGE

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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11.01 - NOTES TO THE FINANCIAL INFORMATION
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On December 31, 2004, the Company's assets were insured against loss for a total amount of R$ 1,500,000 (R$ 1,100,000 on December 31, 2003) corresponding to the maximum limit of compensation per event.


18   CONTINGENCIES

The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

The juridical situation of Aracruz Celulose S.A. and subsidiaries/ jointly-controlled company includes labor, civil and tax suits. Management, based on the representation of external legal attorneys, understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders' equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of December 31, 2004.

(a) LABOR CLAIMS

The most significant labor claims are in respect of inflation indexes and economical plans.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipal county of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed against the decision.

On December 31, 2004, the Parent Company maintained provisions in the approximate amounts of R$31,283, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$14,812 (consolidated R$ 32,783 of contingencies provisions and R$ 17,999 of legal deposits). Additionally, the Company is answering to labor actions in the amount of R$ 14,7 million which the legal attorney's opinion is of possible probability of loss.

(b)      NATIONAL INSTITUTE OF SOCIAL SECURITY - INSS

In March 1997, the Company received assessments by the National Institute of Social Security - INSS relating principally to accommodation allowances. The inspectors took in view that symbolic rentals were charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, resulted in underpayment of tax on the salaries in kind. The Company has filed a defense requesting the cancellation of these assessments, which amounts to approximately R$16,000.

At December 31, 2004, the Company's judicial deposits amounted to approximately R$16,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.


(c)       PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the increase in the COFINS rate imposed by

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Law 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to unfavorable court decisions to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments R$ 59,471
- created by Law 10.684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999
- September 2003, amounts to approximately R$136,179, already adjusted to current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.

(d) INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO THE "PLANO VERAO"

In December 1994, the Company filed an ordinary lawsuit to include the effects of the 70.28% difference in the IPC index in January 1989 in the determination of income tax and social contribution. The Federal Regional Court, 2nd Region (the "Tribunal") subsequently accepted that an alternative index (42.72%) be used. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began to use the 47% deduction in computing taxable income and has included a provision for contingencies of R$ 54,630. In March 2003, the Company obtained a final court ruling and, consequently reversed this provision against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988 respectively, in the year ended December 31, 2003.

(e) SOCIAL CONTRIBUTION ON NET INCOME - NON-INCIDENCE ON THE EXPORTATION
REVENUES

In September, 2002, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard, adjusted by Brazil's base rate (SELIC), in the amount of R$ 145,327. This amount has been provided for until a final decision is reached.

(f)      OTHER

The Company maintains, based on its legal attorneys opinion, a provision for fiscal contingencies in the total approximate amount of R$ 33,000. For those contingencies, the Company also maintains judicial deposit of approximately R$ 14,000.

19       FISCAL INCENTIVES - ADENE

The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax plus additional non-refundable amounts calculated on the Company's taxable income.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

The concession of this benefit was authorized by an ADENE decree and then approved by the Internal Revenue Service in December 2002. The benefits are as follows:

(i) Profits corresponding to the volumes of Plant Fiberline C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

(ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

On January 9, 2004 the Company received correspondence from ADENE notifying that "in respect to the reexamination by the Juridical Consultants of the Integration Ministry regarding the geographic area covered by the concession of the referred incentive", the right to the benefit would be dismissed, and that ADENE would provide for its repeal. Subsequently, ADENE cancelled the effect of the correspondence mentioned above, respecting the arguments and the legal measures filed by the Company.

Subsequently, the following legal instruments and acts occurred in respect of the ADENE incentives:

- ADENE's notification number 58 of June 15, 2004: annulling the right to fiscal benefit;

- ADENE's notification number 83/04 of July 8, 2004: Granting Aracruz 10 days to present comments on the administrative process;

- ADENE's official letter number 733/04 of September 06, 2004: annulling the basis for the fiscal incentives;

- ADENE's notification of September 17, 2004: Confirming that the basis for the fiscal incentives is still in force;

- ADENE's decree number 159 of December 22, 2004, published in December 29, 2004: nullifies prior notification by ADENE in favor of the Company.

On January 3, 2005, the Company appealed to the National Integration Ministry, responsible for ADENE, requesting the maintenance of the fiscal-incentive and the repeal of ADENE's decision.

Company's management, based on the advice of external attorneys, believes that ADENE's decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited into "Capital reserve" account). Thus, at December 31, 2004 no provisions for loss were registered for the amounts of the benefits recognized though those dates.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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11.01 - NOTES TO THE FINANCIAL INFORMATION
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Convinced about its rights, the Company will seek all available legal instruments to maintain its right to enjoy these tax incentives.

20     RECONCILIATION OF SHAREHOLDERS' EQUITY AND RESULTS OF OPERATIONS - PARENT COMPANY AND CONSOLIDATED

STOCKHOLDERS' EQUITY                                              2004                   2004
---------------------------------------------------------   ------------------  --------------
Stockholders' Equity - Parent Company                          3,490,828            2,812,059

Unrealized profits                                               (96,211   )         (128,303   )
Unrealized shipping expenses                                      19,290               16,299

Income tax and social contribution on unrealized profits          26,153               38,081
                                                              ----------------  --------------
Stockholders equity - Consolidated                             3,440,060            2,738,136
                                                              ================  ==============
RESULTS OF PERIOD

Net income - Parent Company                                    1,045,342              878,433

Unrealized profits                                                32,092              (19,684   )

Unrealized shipping expenses                                       2,991                3,979

Income tax and social contribution on unrealized profits         (11,928   )            7,507
                                                              ----------------  --------------
Net income - Consolidated                                      1,068,497              870,235
                                                              ================  ==============

21        COMMITMENTS

(a)      SUPPLY OF CHEMICAL PRODUCTS

Long-term contracts have been entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. in December 1999 and May 2002 for the supply of chemical products to Aracruz Celulose S.A These contracts include clauses for their suspension and cancellation in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

(b)      WOOD SUPPLY

The Company entered into a loan agreement with Suzano Bahia Sul S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood, to be provided to the Parent Company up to December 31, 2004. The agreement establishes that the equivalent volume must be returned in similar operating condition between 2006 and 2008. Based on current costs of forest cultivation, at December 31, 2004, an amount of R$ 17,665 was recorded related to the volume of wood received through that date.

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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11.01 - NOTES TO THE FINANCIAL INFORMATION
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(c)      INDIAN COMMUNITIES - TERMS OF SETTLEMENT

The Company was involved in an administrative claim concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in accordance with paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Ministry of Justice Rulings Nos. 193, 194 and 195, all of March 6, 1998, which established the expansion of their reserves by 2.571 hectares of land belonging to the Company. In addition, the Company also committed to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, up to an amount of approximately R$ 13,500 (historical amount), restated monthly based on the variation of the higher of the IGPM or IPC indexes, or their substitutes. The total of this financial assistance should be paid out over a period of 20 years, conditioned to the accomplishment of certain obligations by the Indian Communities.

Should the Indigenous Communities default on their obligations, after being duly notified by the Ministry of Land Policy and Agricultural Development, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, at December 31, 2004, the accumulated amount that the Company had donated to the Associations of the Indigenous Communities was of R$ 8,615.

(d)       GUARANTEE

On December 31, 2004, the Company had provided the following guarantees to other subsidiaries and jointly-controlled company, in respect of loans and legal challenges:


Aracruz Trading  Hungary Ltd.                        2,079,722
Veracel Celulose S.A.                                  667,866
                                                     ---------
Total                                                2,747,588
                                                     =========

1         STATEMENT OF CASH FLOWS
                                                                          PARENT COMPANY                    CONSOLIDATED
                                                           -----------------------------      ---------------------------
                                                                  2004              2003           2004             2003
                                                           ---------------  ------------      --------------  -----------
OPERATING ACTIVITIES

NET INCOME FOR THE YEAR                                      1,045,342           878,433      1,068,497          870,235
  Adjustments to reconcile net income
    with cash flow provided by operating activities
     Depreciation, amortization and depletion                  440,631           289,181        464,765          336,414
    Equity in the results of subsidiaries                     (507,761 )         100,458             73
     Deferred Income tax and social contribution                35,220            82,470         47,826           80,204
     Exchange and monetary variations                         (233,225 )        (519,531 )     (248,273 )       (342,233 )
     Fiscal incentive - ADENE                                   41,927           100,931         41,927          100,931

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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
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11.01 - NOTES TO THE FINANCIAL INFORMATION
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
     Provision for contingencies, net                          118,729           173,456        104,665          171,823
     Provision for losses in tax credits                        66,725            70,346         66,725           70,346
     Realization of goodwill                                     6,932            26,948          6,932           26,948
     Residual value of property, plant and                     (12,812 )             740        (12,838 )          2,156
      equipment disposed of

DECREASE (INCREASE) IN ASSETS
     Debt securities                                          (116,697 )         (31,889       (116,697 )        (21,054 )
     Accounts receivable                                        96,740          (319,520 )       15,548          (78,572 )
     Inventories                                               (17,641 )         (30,488 )        7,614          (57,897 )
    Recoverable taxes                                         (143,892 )         140,128       (133,700 )        127,836
    Others                                                     (11,643 )          (2,262 )      (13,037 )         (8,474 )

INCREASE (DECREASE) IN LIABILITIES
     Suppliers                                                 (79,056 )          22,431        (48,786 )       (103,264 )
     Loans from related parties (includes interest)            195,409         1,073,386
     Interest on loans and financings                            2,513           (22,634         11,438          (11,355 )
     Income Tax and Social Contribution                         48,222            22,264         30,822           59,052
     Provisions for litigation and contingency                 (24,694 )        (152,709 )      (24,694 )       (130,649 )
     Others                                                      4,037            64,852         (1,289 )         46,220

CASH PROVIDED BY OPERATING ACTIVITIES                          955,006         1,966,991      1,267,518        1,138,667



                                                                          PARENT COMPANY                    CONSOLIDATED
                                                           -----------------------------      ---------------------------
                                                                  2004              2003           2004             2003
                                                           ---------------  ------------      --------------  -----------
INVESTING ACTIVITIES

Investments of short and long term                            (155,172 )       83,470            (155,172 )       72,635
    Permanent assets:
      Investments                                             (201,016 )   (1,970,744 )                       (1,658,027 )
      Fixed                                                   (274,968 )     (350,076 )        (1,150,016 )     (615,593 )
      Deferred                                                                                     (1,388 )      (12,310 )
    Capital reduction of subsidiary                             85,363        470,250
    Dividends received                                         482,338
    Effect on cash of                                                                                             12,157
       acquisition of subsidiary
    Sale of fixed assets                                        51,952          2,080              52,005          2,359
                                                           ---------------  ------------      --------------  -----------

CASH USED IN INVESTING ACTIVITIES                              (11,503 )   (1,765,020 )        (1,254,571 )   (2,198,779 )
                                                           ---------------  ------------      --------------  -----------

FINANCING ACTIVITIES
  Loans and financings
    Additions                                                2,060,786      2,398,074           3,157,904      5,082,660
    Repayments                                              (2,403,938 )   (2,295,716 )        (2,661,963 )   (3,519,830 )
  Treasury stock                                                                   (8 )                               (8 )
  Dividends and Interest on Stockholders' Equity              (592,279 )     (314,545 )          (592,279 )     (314,545 )
                                                           ---------------  ------------      --------------  -----------

CASH PROVIDED BY FINANCING ACTIVITIES                         (935,431 )     (212,195 )           (96,338 )    1,248,277
                                                           ---------------  ------------      --------------  -----------


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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
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11.01 - NOTES TO THE FINANCIAL INFORMATION
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
EFFECT OF EXCHANGE VARIATION ON CASH AND CASH                                                      10,028        (42,015 )
                                                           ---------------  ------------      --------------  -----------
   EQUIVALENT

NET INCREASE IN CASH AND CASH EQUIVALENTS                        8,072        (10,224 )           (73,363 )      146,150
                                                           ---------------  ------------      --------------  -----------

Cash and cash equivalents, beginning of the period               3,809         14,033             248,487        102,337
                                                           ---------------  ------------      --------------  -----------

Cash and cash equivalents, end of the period                    11,881          3,809             175,124        248,487
                                                           ===============  ============      ==============  ===========

2        STATEMENT OF VALUE ADDED
                                                                          PARENT COMPANY                    CONSOLIDATED
                                                           -----------------------------      ---------------------------
                                                                  2004              2003           2004             2003
                                                           ---------------  ------------      --------------  -----------

INCOME                                                     2,697,960        2,726,501            3,441,295     3,149,204

INPUTS ACQUIRED FROM THIRD PARTIES                        (1,342,781 )     (1,097,355 )         (1,502,808 )  (1,446,348 )
                                                           ---------------  ------------      --------------  -----------

GROSS VALUE ADDED                                          1,355,179        1,629,146            1,938,487     1,702,856

RETENTIONS
   Depreciation, amortization and depletion                 (440,631 )       (289,181 )           (464,765 )    (336,414 )
                                                           ---------------  ------------      --------------  -----------

NET VALUE ADDED GENERATED                                    914,548        1,339,965            1,473,722     1,366,442
                                                           ---------------  ------------      --------------  -----------

TRANSFERS RECEIVED
     Financial income - including monetary and               117,024           87,723              146,682        21,683
        exchange variations
     Equity in results of subsidiary companies               507,761         (100,458 )                (73 )
                                                           ---------------  ------------      --------------  -----------

                                                             624,785          (12,735 )            146,609        21,683
                                                           ---------------  ------------      --------------  -----------

AVAILABLE VALUE FOR DISTRIBUTION                           1,539,333        1,327,230            1,620,331     1,388,125
                                                           ===============  ============      ==============  ===========

DISTRIBUTION OF VALUE ADDED

GOVERNMENT AND COMMUNITY
     Taxes and contributions                                 257,535          555,669              288,843       595,177
     Support, sponsorship and donations                       14,879            9,286               14,945         9,326
                                                           ---------------  ------------      --------------  -----------
                                                             272,414          564,955              303,788       604,503

EMPLOYEES                                                    177,896          128,815              195,561       146,039

INTEREST ON THIRD PARTIES' CAPITAL
    Financial expenses                                        43,681         (244,973 )             52,485      (232,652 )
                                                           ---------------  ------------      --------------  ----------


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       BASE PERIOD - 12/31/2004

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
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11.01 - NOTES TO THE FINANCIAL INFORMATION
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
REMUNERATION OF SHAREHOLDERS' CAPITAL                        408,500          360,000              408,500       360,000

INCOME WITHHELD                                              636,842          518,433              659,997       510,235
                                                           ---------------  ------------    --------------    ----------

TOTAL DISTRIBUTED AND WITHHELD                             1,539,333        1,327,230            1,620,331     1,388,125
                                                           ===============  ============    ==============    ==========

                                      * * *

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